SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the period ended September 30, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) AND ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT, INCLUDING WITHOUT LIMITATION REFERENCES TO “CONSOLIDATED OPERATING PROFIT” AND OPERATING PROFIT AS IT RELATES TO THE ALLIANZ GROUP, INCLUDING THE TABLES ENTITLED “OPERATING PROFIT” ON PAGE 3 AND PAGE 5 (AS IT RELATES TO THE ALLIANZ GROUP) AND THE SECTION ENTITLED “RECONCILIATION OF CONSOLIDATED OPERATING PROFIT AND INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS IN EARNINGS”, AND TO ANY OTHER NON-GAAP FINANCIAL MEASURES, IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Content

Condensed Consolidated Interim Financial Statements for the Third Quarter and the First Nine Months of 2008

Detailed Index	45

Condensed Consolidated Interim Financial Statements	45

Notes to the Condensed Consolidated Interim Financial Statements	51

Allianz Share

Development of the Allianz share price from January 1, 2008 to September 30, 2008 indexed on the Allianz share price in €

Source: Thomson Reuters Datastream

Current information on the development of the Allianz share price is available at www.allianz.com/share.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London,
Paris, Zurich, Milan, New York
Security Codes	WKN 840 400
ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Fax:    + 49 89 3800 3899

E-Mail: investor.relations@allianz.com

Internet: www.allianz.com/investor-relations

For telephone enquiries, our “Allianz Investor Line” is available:

  + 49 1802 2554269

  + 49 1802 ALLIANZ

Allianz Group Key Data

		Three months ended September 30,			Nine months ended September 30,
		2008	2007	Change from previous year	2008	2007	Change from previous year
INCOME STATEMENT
Total revenues 1)	€ mn	21,080	21,915	(3.8)%	69,525	72,074	(3.5)%
Operating profit 2)	€ mn	1,556	2,563	(39.3)%	6,477	7,715	(16.0)%
Net income from continuing operations 3)	€ mn	545	2,049	(73.4)%	4,150	6,064	(31.6)%
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings 3)	€ mn	(2,568)	(128)	n.m.	(3,483)	1,237	n.m.
Net income (loss) 3)	€ mn	(2,023)	1,921	n.m.	667	7,301	(90.9)%

SEGMENTS (Continuing Operations)
Property-Casualty
Gross premiums written	€ mn	10,816	10,674	1.3%	34,368	34,767	(1.1)%
Operating profit 2)	€ mn	1,249	1,487	(16.0)%	4,411	4,648	(5.1)%
Net income	€ mn	791	1,708	(53.7)%	3,670	4,268	(14.0)%
Combined ratio	%	96.2	94.1	2.1 pts	94.9	94.6	0.3 pts

Life/Health
Statutory premiums	€ mn	9,415	10,268	(8.3)%	32,471	34,352	(5.5)%
Operating profit 2)	€ mn	218	873	(75.0)%	1,510	2,381	(36.6)%
Net income (loss)	€ mn	(5)	563	n.m.	872	1,595	(45.3)%
Statutory expense ratio	%	10.1	11.0	(0.9) pts	10.4	9.2	1.2 pts

Banking3)
Operating revenues	€ mn	123	127	(3.1)%	416	455	(8.6)%
Operating profit (loss) 2)	€ mn	(17)	(14)	21.4%	(6)	28	n.m.
Net income (loss) from continuing operations	€ mn	(62)	24	n.m.	(72)	65	n.m.
Cost-income ratio	%	108.1	119.7	(11.6) pts	97.1	94.3	2.8 pts

Asset Management
Operating revenues	€ mn	698	803	(13.1)%	2,163	2,380	(9.1)%
Operating profit 2)	€ mn	186	330	(43.6)%	708	967	(26.8)%
Net income	€ mn	52	142	(63.4)%	250	375	(33.3)%
Cost-income ratio	%	73.4	58.9	14.5 pts	67.3	59.4	7.9 pts

DRESDNER BANK (Discontinued Operations) 3)
Operating revenues	€mn	673	1,139	(40.9)%	1,851	4,763	(61.1)%
Operating profit (loss) 2)	€mn	(834)	89	n.m.	(1,869)	1,198	n.m.
Net income (loss)	€mn	(2,765)	(78)	n.m.	(3,845)	917	n.m.
Cost-income ratio	%	185.6	89.4	96.2 pts	183.3	73.1	110.2 pts

BALANCE SHEET
Total assets as of September 30, 4)	€ mn	1,016,837	1,061,149	(4.2)%	1,016,837	1,061,149	(4.2)%
Shareholders’ equity as of September 30, 4)	€ mn	37,548	47,753	(21.4)%	37,548	47,753	(21.4)%
Minority interests as of September 30, 4)	€ mn	3,644	3,628	0.4%	3,644	3,628	0.4%

SHARE INFORMATION
Basic earnings per share	€	(4.49)	4.30	n.m.	1.48	16.72	(91.1)%
Diluted earnings per share	€	(4.48)	4.23	n.m.	1.41	16.41	(91.4)%
Share price as of September 30, 4)	€	96.28	147.95	(34.9)%	96.28	147.95	(34.9)%
Market capitalization as of September 30, 4)	€ bn	43.6	66.6	(34.6)%	43.6	66.6	(34.6)%

OTHER DATA
Third-party assets under management as of September 30, 4)	€ bn	754	765	(1.4)%	754	765	(1.4)%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)

Following the announcement of the sale, Dresdner Bank qualifies as held-for-sale and discontinued operations. Therefore, all revenue and profit figures presented for our continuing business do not include the parts of Dresdner Bank which we will sell to Commerzbank. The results from these operations are presented in a separate net income line “net income from discontinued operations, net of income taxes and minority interests in earnings” starting in the third quarter of 2008 (3Q 2008).

4)	2007 figures as of December 31, 2007.

Executive Summary and Outlook 1)

– Our underlying fundamentals remain strong.

– Sale of Dresdner Bank to Commerzbank on track.

– Operating profit and net income from continuing operations of € 1,556 million and € 545 million respectively.

– Solvency at target level.

Highlights of the Third Quarter 2008

On August 31, 2008, Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of significantly all of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. Following the announcement of the sale, Dresdner Bank qualifies as held-for-sale and discontinued operations. Therefore, all revenue and profit figures presented for our continuing business do not include the parts of Dresdner Bank which we will sell to Commerzbank. The results from these operations are presented in a separate net income line “net income from discontinued operations, net of income taxes and minority interests in earnings” starting in the third quarter of 2008 (3Q 2008).

In September 2008, subsequent to the agreed sale, Dresdner Bank reclassified certain assets into the categories “available for sale” and “loans and receivables” according to amended IAS 39.2) Without this reclassification, the operating results of Dresdner Bank would have been € 422 million lower. However, due to the treatment of Dresdner Bank as a discontinued operation, the results of Dresdner Bank no longer affect Allianz Group’s result.

1)

The Allianz Group operates and manages its activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. Effective January 1, 2006, in addition to our four operating segments and with retrospective application, we introduced a fifth business segment named Corporate.

2)	For further information see Note 2 to the condensed interim financial statements.

Results of the third quarter 2008

In the third quarter of 2008 economic conditions deteriorated further and stock markets fell worldwide. In common with the industry, Allianz is influenced by these developments, which impacted both results and asset values. The extent of the effect varied by segment. Property-Casualty operations continued to deliver robust results, both in terms of revenues and operating profit. In contrast, revenues and profitability of our asset accumulation businesses were negatively affected by the financial market crisis.

Total revenues

in € bn

Internal revenue growth was (0.8)% mainly due to the negative revenue development in our unit-linked business and lower sales from our bancassurance channels. The strong growth rates in Property-Casualty and our growing traditional life business almost compensated for these shortfalls. On a nominal basis, total revenues declined by 3.8% and amounted to € 21,080 million. Main reason for the decline was a negative foreign exchange effect of € 549 million.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Operating profit

in € mn

Operating profit from continuing operations was € 1,556 million and thus 39.3% lower than in the comparison period. Property-Casualty operations made a solid contribution of € 1,249 million to operating profit, even though two of our operations were significantly affected by market conditions resulting in a 16.0% decline in operating profit compared to previous year’s quarter. In the Life/Health segment operating profit declined by 75.0% due to a high level of impairments and a prior year effect. In Asset Management, a negative impact from the financial market crisis and foreign exchange effects reduced the operating profit to € 186 million, from € 330 million in the prior year period.

Net income from continuing operations

in € mn

Net income amounted to € 545 million, down 73.4% mainly due to the shortfall in operating profit and net impairments of € 404 million within non-operating items.

Shareholders’ equity 1)

in € mn

1)	Does not include minority interests.

Shareholders’ equity was down € 2,909 million from June 30, 2008 and amounted to € 37,548 million as of September 30, 2008 mainly impacted by the net loss from discontinued operations and changes in unrealized gains and losses. At 157%, our solvency ratio1) remained at the target level of 150%.

Sale of Dresdner Bank

The agreed consideration comprises a cash component, 315 million Commerzbank shares, the Asset Manager Cominvest, a distribution agreement and a receivable against a fund held in trust to cover losses for specific ABS assets. The fair value of these considerations amounted to € 7.8 billion as of September 30, 2008.

The sale of significantly all of Dresdner Bank will take place in two steps. In the first step, Commerzbank will acquire 60.2% of the shares in Dresdner Bank from Allianz. In exchange Allianz will receive 163.5 million new shares in Commerzbank generated from a capital increase against contribution in kind, which is equivalent to a share of 18.4% of the increased share capital of Commerzbank. On the basis of the average XETRA closing price during August, these shares are worth € 3.4 billion. Commerzbank will pay Allianz an additional € 2.5 billion in cash. Thereof € 975 million will be provided to the aforementioned trust account to cover ultimate losses for the specific ABS assets.

1)

Solvency computed according to the draft amendment of FkSolV published by the BaFin, which revises the treatment of unrealized gains/losses on the bond portfolio. Reported solvency ratios under the old method were 145% as of June 30, 2008 and 157% as of December 31, 2007, respectively, and available funds were € 40.2 bn as of June 30, 2008, and € 45.5 bn as of December 31, 2007, respectively.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

The trust will be dissolved not later than 2018. In the transaction, Cominvest which is valued at € 0.7 billion will be transferred to Allianz.

In the second step, which is subject to the approval by the General Meetings of both entities, Dresdner Bank will be merged with Commerzbank and Allianz will receive further shares in Commerzbank. The final stake in Commerzbank which Allianz will hold after the second step will depend on the exact exchange ratio of Commerzbank shares to Dresdner Bank shares. The expected stake that Allianz will hold in Commerzbank will amount to nearly 30%. This will make Allianz SE the largest shareholder and a strong partner of the new bank.

The transaction is expected to be completed no later than the end of 2009 and is subject to approval by the regulatory authorities.

Allianz Group’s Consolidated Results of Operations

Total revenues 1)

Total revenues – Segments

in € mn

Property-Casualty

Gross premiums written were 7.8% ahead of previous year at € 10,989 million on an internal basis. On a nominal basis, gross premiums written were up by 1.3% to € 10,816 million.

We grew in most of our markets. A significant part of the premium growth derived from increased crop business in the United States. Excluding this business, the major part of which is ceded to re-insurers, revenue growth would have been 5.2%. In addition, our activities in the emerging markets2) were a key growth driver.

For the first nine months of 2008 gross premiums written on an internal basis increased by 3.1% to € 34,812 million. On a nominal basis, revenues were down by 1.1%. Adjusted for the reclassification of € 850 million of AGF’s health

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Northern Africa and Africa/Near East.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

business from Property-Casualty to the Life/Health segment, revenues grew by 1.3%.

Life/Health

Premiums decreased by 8.7 % on an internal basis to € 9,625 million in the quarter. On a nominal basis, revenues were 8.3 % lower, at € 9,415 million. Adjusted for the reclassification of AGF’s health business of € 279 million from the Property-Casualty segment, revenues declined by 10.7%.

On an internal basis, statutory premiums for the first nine months amounted to € 33,367 million, down 5.2%. On a nominal basis, revenues decreased by 5.5 % to € 32,471 million.

Banking1)

In the third quarter, revenues from continuing banking operations declined 3.1 % or € 4 million to € 123 million. This development resulted mainly from lower net fee and commission income, primarily in the Italian market. Net interest income was stable at € 74 million and net dealing income was up € 7 million to € 1 million.

In the nine month review we recorded downward movements in net dealing income and in net fee and commission income, leading to a revenue decrease of 8.6 % to € 416 million.

Asset Management

Operating revenues dropped by 3.2 % on an internal basis and by 13.1 % to € 698 million on a nominal basis. Lower net fee and commission income, negative foreign exchange effects and lower mark-to-market valuation of seed money in the United States were the key drivers behind the shortfall.

On an internal basis operating revenues increased by 0.5 % for the first nine months. Revenues amounted to € 2,163 million, down 9.1 % on a nominal basis.

1)

Following the sale of significantly all of Dresdner Bank to Commerzbank, our Banking segment reflects our existing banking operations as well as the Old-enburgische Landesbank and approximately one million banking clients from Dresdner Bank introduced through our tied agents channel.

Operating profit

Operating profit – Segments

in € mn

Property-Casualty

At € 1,249 million representing a decrease of 16.0%, the segment continued to generate strong returns in operating profit but was mainly due to Euler Hermes and Fireman’s Fund € 238 million lower than in 3Q 2007. Both operations had to cope with difficult market conditions. Our combined ratio increased to 96.2%.

On a nine month basis, operating profit decreased by € 237 million to € 4,411 million.

Life/Health

Operating profit amounted to € 218 million, after € 873 mil- lion in 3Q 2007. The reason for this decline is the € 385 million lower net investment result and a one-off technical gain of € 170 million recorded in 3Q 2007.

On a nine month basis, operating profit decreased by 36.6 % to € 1,510 million.

Group Management Report    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Banking1)

Operating loss from our continuing Banking operations was € 17 million after a loss of € 14 million in the comparison period. This was mainly the result of lower revenues and higher loan loss provisions.

For the nine months we recorded an operating loss of € 6 million after a profit in 2007 of € 28 million. Higher loan loss provisions in the third quarter was the major reason.

Asset Management

In the quarter-to-quarter comparison operating profit dropped by 43.6 % to € 186 million, as a consequence of lower revenues, increased administrative expenses and a significant negative foreign exchange effect.

Corporate Segment

The operating loss for the third quarter decreased to € 54 million compared to a loss of € 155 million in 3Q 2007.

In the first nine months the operating loss of € 125 million represented an improvement of € 141 million compared to the first nine months of 2007.

Non-operating result

Non-operating items produced a loss of € 729 million coming from a gain of € 37 million a year ago. Due to the current market environment, the impairments on investments recorded as non-operating increased to € 921 million mainly reflecting high equity impairments. Higher net realized gains, totalling € 517 million, only partly compensated for this development. Furthermore, the non-operating result was reduced by higher restructuring charges mainly relating to AGF, where we executed a transformation program.

For the first nine months of 2008 we recorded a non-operating loss of € 817 million compared to a gain of € 1,018 million in the prior year, representing significantly higher impairments on investments. Realized gains also decreased by 11.8 % to € 1,981 million, as we benefited from the sales of equity investments in a very favorable market environment a year ago.

1)

Following the sale of significantly all of Dresdner Bank to Commerzbank, our Banking segment reflects our existing banking operations as well as the Oldenburgische Landesbank and approximately one million banking clients from Dresdner Bank introduced through the tied agents channel.

Net income from continuing operations

Net income from continuing operations decreased by € 1,504 million to € 545 million. Lower taxable income led to a decrease in tax expenses. In addition, the prior year period benefited from the German tax reform by € 119 million. Without this one-time impact the swing would have been larger. The effective tax rate increased to 30.0%. Minority interests in earnings were reduced to € 34 million.

On a nine month basis, net income from continuing operations amounted to € 4,150 million. The developments were largely consistent with those described for the third quarter.

Net income (loss) from discontinued operations

Net loss from discontinued operations amounted to € 2,568 million and represents the expected loss from the sale of Dresdner Bank. This loss comprises Dresdner Bank’s results of 2008 amounting to € 1,159 million as well as the impairment charge of € 1,409 million, reflecting the negative difference between the consideration and the carrying value of Dresdner Bank in the books of Allianz Group.

Net Income (loss)

Net loss for the third quarter amounted to € 2,023 million compared to a net income of € 1,921 million a year ago. For the first nine months net income was € 667 million compared to € 7,301 million in the comparison period.

Earnings per share 1)

in €

1)	See note 38 to our condensed consolidated interim financial statements for further details.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Group Management Report

Segment Information – Total Revenues and Operating Profit

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Three months ended September 30,
Total revenues 1)	10,816	10,674	9,415	10,268	123	127	698	803	—	—	28	43	21,080	21,915
Operating profit (loss)	1,249	1,487	218	873	(17)	(14)	186	330	(54)	(155)	(26)	42	1,556	2,563
Non-operating items	(126)	252	(175)	9	(34)	15	(87)	(97)	(251)	(166)	(56)	24	(729)	37
Income (loss) from continuing operations before income taxes and minority interests in earnings	1,123	1,739	43	882	(51)	1	99	233	(305)	(321)	(82)	66	827	2,600
Income taxes	(303)	34	(41)	(293)	(16)	21	(46)	(87)	150	(126)	8	—	(248)	(451)
Minority interests in earnings	(29)	(65)	(7)	(26)	5	2	(1)	(4)	(4)	(8)	2	1	(34)	(100)
Net income (loss) from continuing operations	791	1,708	(5)	563	(62)	24	52	142	(159)	(455)	(72)	67	545	2,049
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—	(2,765)	(78)	—	—	—	—	197	(50)	(2,568)	(128)
Net income (loss)	791	1,708	(5)	563	(2,827)	(54)	52	142	(159)	(455)	125	17	(2,023)	1,921
Nine months ended September 30,
Total revenues 1)	34,368	34,767	32,471	34,352	416	455	2,163	2,380	—	—	107	120	69,625	72,074
Operating profit (loss)	4,411	4,648	1,510	2,381	(6)	28	708	967	(125)	(266)	(21)	(43)	6,477	7,715
Non-operating items	595	1,096	(215)	127	(36)	24	(291)	(301)	(597)	271	(273)	(199)	(817)	1,018
Income (loss) from continuing operations before income taxes and minority interests in earnings	5,006	5,744	1,295	2,508	(42)	52	417	666	(722)	5	(294)	(242)	5,660	8,733
Income taxes	(1,213)	(1,081)	(377)	(728)	(31)	13	(163)	(268)	420	(71)	35	70	(1,329)	(2,065)
Minority interests in earnings	(123)	(395)	(46)	(185)	1	—	(4)	(23)	(14)	(16)	5	15	(181)	(604)
Net income (loss) from continuing operations	3,670	4,268	872	1,595	(72)	65	250	375	(316)	(82)	(254)	(157)	4,150	6,064
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—	(3,845)	917	—	—	—	—	362	320	(3,483)	1,237
Net income	3,670	4,268	872	1,595	(3,917)	982	250	375	(316)	(82)	108	163	667	7,301

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Impact of the financial markets turbulence

The financial markets crisis has its root cause in the sub-prime crisis, when rising defaults on subprime mortgages in the United States resulted in significant deterioration of prices for securitized assets. Primarily, this affected collateralized debt obligations (“CDO”), and residential mortgage-backed securities especially those originating in the United States (“U.S. RMBS”). The revaluation of these assets resulted in massive write-downs in the industry. Subsequently, uncertainty about the extent and distribution of losses arose and the interbank market started to freeze. This prompted central banks to take concerted action and provide the capital market with additional liquidity.

2008 has been characterized by weak equity markets, volatile credit spreads and further declines in U.S. house and mortgage prices. The downgrading of monoline insurers (“monoliners”) led to further writedowns on derivatives contracts banks held with the insurers. Investors faced further downgrades and market losses on insured bonds. In September, large financial institutions faltered, leading to failures, mergers and conservatorships. These recent developments led to continuously deteriorating market sentiment and falling stock markets worldwide and ultimately prompted governments to take coordinated actions and announce broad rescue plans for distressed institutions.

The turbulence in the financial markets has clearly impacted our business development. However, the impact varied in each business segment.

The major operating impact of the crisis comes through Dresdner Bank which, as already mentioned, we now record as a discontinued operation. Impacts on our insurance operations have been limited to the impairments on equity and fixed-income securities as well as lower sales of unit-linked life insurance products. Investment activities of the insurance segments were only impacted to a very limited extent, reflecting the high quality of the asset bases with no material CDO or subprime exposure.

Impact on insurance assets

Impairments by insurance segment

	Property-Casualty		Life/Health
Three months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Operating
Equities	(129)	(17)	(1,260)	(285)
Fixed income	—	—	(272)	(3)
Real estate	—	—	(21)	—
Total operating1)	(129)	(17)	(1,553)	(288)
Non-operating
Equities	(482)	(57)	(86)	—
Fixed income	(67)	—	(14)	(1)
Real estate	(34)	(2)	—	—
Total non-operating2)	(583)	(59)	(100)	(1)
Total impairments (net)	(712)	(76)	(1,653)	(289)

1)	Total impairments in operating profit
2)	Total impairments in non-operating profit

Asset-backed securities exposure

Of our Property-Casualty asset base, asset-backed securities (“ABS”) made up € 4.8 billion as of September 30, 2008, which is around 5.6%. CDOs accounted for € 0.1 billion of this amount. Unrealized losses on CDOs of € 3 million were recorded in our equity.

Within our Life/Health asset base, ABS amounted to € 14.7 billion as of September 30, 2008, which is 4.3 % of total Life/ Health assets. Of these, € 0.3 billion are CDOs. Unrealized losses on CDOs of € 5 million were recorded in our equity.

Subprime exposures within CDOs were negligible.

Impact on investment banking activities of Dresdner Bank (discontinued business)

Dresdner Bank is engaged in various business activities involving structured products. These comprise ABS, credit enhancements, conduits, leveraged buy-out commitments (“LBO”) and structured investment vehicles (“SIV”). Furthermore, Dresdner Bank has sold credit protection for third party ABS and has re-insured these positions with monoliners.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Net asset-backed securities

As of September 30, 2008, Dresdner Bank carried ABS with an exposure of € 9.4 billion.

The net exposure of ABS increased by € 2.5 billion since June 30, 2008. This resulted predominantly from the restructuring of certain monoline exposures.

ABS are carried in the trading and in the banking book. The ABS banking book exposures stemmed from reclassifications made out of the trading book in September 2008.

Breakdown of exposure by rating class

in %

Credit enhancements

Credit enhancements are initiatives taken by the originator in a securitization structure to enhance the security, credit or the rating of the securitized instrument. In this context, Dresdner Bank offered second loss protection for credit investment related conduits (“CIRC”). This structure primarily contains ABS.

Under the CIRC structures, Dresdner Bank provides second loss protection, whereas the first loss stays with the client. Additionally, the Bank is entitled to sell the portfolio to the market, if the value of this portfolio falls below a pre-defined threshold. Here as well, the exposure was reduced and as of September 30, 2008, was an exposure of € 1.8 billion.

Conduits

A conduit is a special purpose entity that securitizes its financial assets, e.g. receivables, by means of commercial papers.

Since the late nineties, Dresdner Bank has arranged the securitization of third party and own asset portfolios through asset-backed commercial paper programmes (“ABCP”) via several conduits. The underlying pool of assets exhibits a good quality, with 81 % having at least an A rating. Dresdner Bank has provided liquidity back-up lines of € 10.9 billion of which € 4.6 billion were undrawn as of September 30, 2008.

Leveraged buy-out

A leveraged buy-out is a financing transaction involving a significant amount of debt.

Dresdner Bank provides credit lines for these transactions, the bulk of which are typically syndicated. Dresdner Bank’s LBO exposure amounted to € 3.8 billion consisting of drawn and undrawn amounts as of September 30, 2008. In the third quarter, we recorded a negative impact of € 105 million resulting from loan loss provisions and realized losses.

Monoliner

Dresdner Bank has entered into business relations with monoliners – companies that guarantee the repayment of a security and the corresponding interest in the event that the issuer defaults – in order to hedge the exposure from ABS.

In addition, Dresdner Bank has provided credit protection via Credit Default Swaps (“CDS”) for ABS exposures. According to our risk policies, most of these CDS positions are re-insured with monoliners.

Only in the case of a default of payment from the underlying assets and a breach of contractual duties of the monoliners, will an ultimate loss occur. This loss amounts to the difference between the guaranteed amount from the monoliner and the value of the underlying assets.

Notional exposure versus monoliners was significantly reduced as a result of restructuring agreements as previously described.

We bought net protection for ABS with a net notional value of € 10.9 billion, of which € 8.9 billion have no primary reference to the U.S. mortgage market. In addition, the secured ABS portfolio contains € 2.0 billion of exposures to the U.S. mortgage market, of which we consider € 1.6 billion to be critical and expect, based on today’s knowledge, that we have to rely here partially on the monoliner protection. The remaining € 0.4 billion are U.S. RMBS.

Dresdner Bank’s gross counterparty risk amounted to € 2.0 billion. In order to hedge the monoliner default risk, the

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

bank bought Credit Default Swaps from third parties on the various monoliners in a total amount of € 0.4 billion, leaving us with a net counterparty exposure of € 1.6 billion.

The positive market value of the protection bought from monoliners amounted to € 1.1 billion. In addition to that, we built up Counterparty Default Adjustments (CDAs) against the positive market value of € 0.4 billion, leaving us with a net book value of € 0.7 billion.

The underlyings show a good quality, with 92 % being investment grade (having at least an A rating):

Breakdown of exposure by rating class

in %

Structured Investment Vehicles (“SIV”)

A structured investment vehicle is an entity that primarily invests in long-term, high quality securities. The investments are refinanced by medium term notes (“MTN”) or commercial papers (“CP”).

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which Dresdner Bank will provide a support facility to the Structured Investment Vehicle K2 for the benefit of the senior note holders. The agreement consists of a U.S. $ 1.5 billion committed revolving mezzanine credit facility and a ‘backstop’ facility.

We have fully consolidated K2 since the end of 1Q 2008.

K2 has a well diversified portfolio that is predominantly composed of MBS, CLO and ABS and holds no direct exposure to subprime assets or CDOs on ABS/MBS. In the third quarter, the volume of K2 has been further reduced by 31.8 % to € 6.0 billion. The remaining assets are of a high quality with 90 % having at least an AA rating.

As a result of the decreasing market values in the third quarter, K2’s assets no longer fully cover the repayment of K2’s senior debt; due to the backstop facility provided by Dresdner Bank a negative € 148 million impacted our result in 3Q.

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and managed.

The impacts from the subprime-crisis are described in the paragraph “Impacts from the financial markets turbulence”.

The information contained in the risk report in our 2007 Annual Report is still valid.

Events After the Balance Sheet Date

Capital investment in The Hartford

On October 6, 2008, Allianz SE announced a binding agreement providing for a capital investment of U.S. $ 2.5 billion in The Hartford.

We have purchased, for a consideration of U.S. $ 2.5 billion, 24 million of preferred shares convertible to common stock after receipt of applicable approvals, warrants for 69 million of Hartford shares and junior subordinated debentures with a nominal value of U.S. $ 1.75 billion and a 10 % interest coupon.

For further information see “Outlook” on page 11 and Note 41 to the condensed consolidated interim financial statements.

Opportunities

We remain confident that in principle the positive opportunities for the future development of our operating business and economic position as described in our 2007 Annual Report are still valid, subject to market uncertainties as described in our Outlook.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Furthermore, as part of the sale of Dresdner Bank to Commerzbank, Allianz will have access to more than 11 million banking clients (currently 6.3 million) and approximately 1,200 branches (currently 900) of the combined entity for the distribution of Allianz products.

Also as part of the Dresdner Bank transaction, the combination of Allianz Global Investors’ and Cominvest’s strengths and expertise under the roof of Allianz Global Investors Germany will create the largest asset manager in Germany with more than € 325 billion of assets under management.

Outlook

With a solvency ratio1) of 157% at the end of the current reporting period net of a dividend accrual of € 1.6 billion (40 % of net income before discontinued operations) and healthy underlying fundamentals in our operations, we feel well positioned for the future.

The challenging and volatile conditions in financial markets continue to impact our asset accumulation businesses. Further impairments are therefore expected, hitting operating profit especially in the Life/Health business.

As the nine month Group operating profit of € 6.5 billion was behind expectations for the same reasons, we expect to fall short of the 2008 operating profit outlook of € 9 billion plus before banking.

In these economic circumstances, making accurate earnings predictions for the short to medium term is extremely difficult. In the absence of a strong recovery in equity markets, the operating profit outlook for 2009 of € 9 billion plus cannot be confirmed.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

1)

Solvency computed according to the draft amendment of FkSolV published by the BaFin, which revises the treatment of unrealized gains/losses on the bond portfolio. Reported solvency ratios under the old method were 145 % as of June 30, 2008 and 157 % as of December 31, 2007, respectively, and available funds were € 40.2 bn as of June 30, 2008, and € 45.5 bn as of December 31, 2007, respectively.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, and including market volatility, liquidity and credit events (iii) the frequency and severity of insured loss events, including from natural catastrophes and including the development of loss expenses, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

Property-Casualty Insurance Operations

– Segment continued to deliver, largely unaffected by the financial market crisis.

– 7.8% internal revenue growth.

– Operating profit of €  1,249 million.

– Combined ratio of 96.2% in 3Q, 94.9% year-to-date.

Earnings Summary

Gross premiums written1)

2008 to 2007 third quarter comparison

We maintained our focus on profitability and selectively wrote only those risks that we believe will generate adequate returns. This disciplined underwriting approach limited the negative pricing impacts stemming from markets that have remained soft for longer than expected, while at the same time achieving organic growth.

Gross premiums written on an internal basis were 7.8% ahead of previous year at € 10,989 million. A good part of the growth came from increased crop business in the United States. Other contributors to growth included South America and Allianz Global Corporate & Specialty (“AGCS”). These growth areas compensated for the negative impact of the reclassification of € 279 million of AGF’s health business to the Life/Health segment. Negative currency translation effects amounted to € 256 million. On a nominal basis, gross premiums written were up by 1.3% to € 10,816 million.

Gross premiums written by region 1)

in %

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

1)   Since 2Q 2008 we comment on the development of our gross premiums written on an internal basis, meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information.

The regional split of our gross premiums written was largely unchanged. We delivered growth in the majority of our markets.

In Italy, there was a decline in gross premiums written of € 125 million or 11.9%. This development stemmed mainly from the motor business, in particular due to a lower number of car registrations and our selective underwriting approach. Furthermore, prices were impacted by the Bersani-law, which resulted in a market-wide price reduction.

In the United States gross premiums written grew by 34.4% or € 508 million, primarily due to the crop business. Excluding the growth in crop insurance, internal growth declined by 6.8%. At the same time business in the United States was mostly affected by price decreases which we estimate to be 2.7%.

In emerging markets2), where our strategy of expansion continued to pay off, premiums grew strongly by € 112 million or 10.4% on a like-for-like basis. Together, these markets

2)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Northern Africa and Africa/Near East.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

contributed € 1,185 million (3Q 2007: € 1,073 million) or 10.8% (3Q 2007: 10.5%) to total gross premiums written. Brazil experienced very dynamic growth across all lines of business, especially in motor and fire insurance. This drove the premium growth of € 69 million or 33.0% in South America

Adjusted for the full consolidation of Progress Garant in Russia and ATF-Polis in Kazakhstan, New Europe contributed € 14 million or 2.0% to total revenue growth. As in the second quarter the main driver for the growth was motor insurance business in Poland.

Premiums in AGCS increased by €  123 million, or 16.5%, largely driven by new business in aviation and energy.

Gross premiums written – Internal growth rates 1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

2008 to 2007 nine months comparison

For the first nine months our gross premiums written on an internal basis increased by 3.1% to € 34,812 million. On a nominal basis, revenues were down by 1.1%. Adjusted for the reclassification of € 850 million of AGF’s health business, revenue grew slightly by 1.3% nominally. The developments in our markets were largely consistent with the 2008 to 2007 third quarter comparison.

Operating profit

Operating profit

in € mn

2008 to 2007 third quarter comparison

The segment continued to deliver a strong operating profit contribution and was largely unaffected by the financial market crisis. Third quarter operating profit of € 1,249 million was 16.0% below previous year’s quarter mainly due to a higher claims level, which was partly compensated by a € 221 million reduction in administrative expenses.

The combined ratio of 96.2% was 2.1 percentage points above 3Q 2007, mainly impacted by the 2.5% increase in the accident year loss ratio, which stands now at 71.5%.

In our Credit Insurance business at Euler Hermes, we observed increases in payment delays – being the industry lead indicator for future defaults – resulting in an accident year loss ratio of 73.9%, after 50.0% in the third quarter 2007. At Fireman’s Fund Insurance Company (“Fireman’s Fund”) we had to absorb losses from crop insurance following a slump in commodity prices at the end of September.

An increase in claims severity was only partly compensated for by a lower claims frequency. This quarter we benefited from a lower level of natural catastrophes claims, which included € 146 million for hurricanes Ike and Gustav,

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

compared to € 225 million for natural catastrophes in 2007. At 1.5% the net development in prior years’ loss reserves was below the average level. Overall, the calendar year loss ratio increased by 3.5 percentage points to 70.0%.

Acquisition and administrative expenses decreased by 5.4% to € 2,597 million. The reduction of administrative expenses was partly driven by further efficiency improvements that contributed € 56 million. Due to this positive development, our expense ratio improved by 1.4 percentage points to 26.2%.

Interest and similar income was up by 4.2% to € 1,049 million. The reason for this development was the higher investment income on debt securities that exceeded the decline in dividend income.

2008 to 2007 nine months comparison

On a nine month basis, operating profit decreased in line with the third quarter comparison to € 4,411 million. Our expense ratio improved by 1.5 percentage points to 26.6%, but the loss ratio deteriorated by 1.8 percentage points. Therefore, our combined ratio was up by 0.3 percentage points to 94.9%.

Non-operating result

2008 to 2007 third quarter comparison

The non-operating result decreased to a loss of € 126 million. This development was mainly due to increased impairments of investments which more than offset higher net realized gains.

Net realized gains from investments increased by € 228 million to € 530 million mainly reflecting forward sales of participations in both RWE and Linde.

Non-operating impairments on investments increased to € 583 million, reflecting the overall weakness in the financial markets.

2008 to 2007 nine months comparison

The non-operating result decreased to a gain of € 595 million, down 45.7% for the first nine months of 2008. Although net realized gains increased they were more than outweighed by higher impairments of investments.

Net income

2008 to 2007 third quarter comparison

Net income decreased significantly by 53.7% to € 791 million. Higher income tax expenses contributed to this development.

Income tax expenses increased to € 303 million, leading to a rise in the effective tax rate from (1.9)% to 27.0%. This mainly resulted from the benefit from the German tax reform in the third quarter 2007.

Lower minority interests in earnings amounted to € 29 million.

2008 to 2007 nine months comparison

For the first nine months, net income decreased by 14.0% to € 3,670 million.

Income tax expenses increased up to € 1,213 million, leading to an increase in the effective tax rate from 18.8% to 24.2% for the reason mentioned above.

Minority interests in earnings were also lower on a nine months basis, amounting to € 123 million.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Property-Casualty segment information 1)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Gross premiums written 2)	10,816	10,674	34,368	34,767
Ceded premiums written	(1,771)	(1,460)	(4,171)	(4,291)
Change in unearned premiums	867	737	(1,664)	(1,511)
Premiums earned (net)	9,912	9,951	28,533	28,965
Interest and similar income	1,049	1,007	3,431	3,393
Operating income from financial assets and liabilities carried at fair value through income (net) 3)	(69)	77	(115)	93
Operating realized gains/losses (net) 4)	(20)	13	38	48
Fee and commission income	292	290	852	842
Other income	—	14	257	109
Income from fully consolidated private equity investments	1	—	1	—
Operating revenues	11,165	11,352	32,997	33,450

Claims and insurance benefits incurred (net)	(6,941)	(6,615)	(19,489)	(19,264)
Changes in reserves for insurance and investment contracts (net)	32	(114)	(67)	(292)
Interest expenses	(69)	(108)	(248)	(292)
Loan loss provisions	(1)	5	(2)	(4)
Operating impairments of investments (net) 5)	(129)	(17)	(294)	(24)
Investment expenses	53	(74)	(149)	(217)
Acquisition and administrative expenses (net)	(2,597)	(2,745)	(7,577)	(8,125)
Fee and commission expenses	(261)	(193)	(757)	(580)
Other expenses	(2)	(4)	(2)	(4)
Expenses from fully consolidated private equity investments	(1)	—	(1)	—
Operating expenses	(9,916)	(9,865)	(28,586)	(28,802)

Operating profit	1,249	1,487	4,411	4,648

Non-operating income from financial assets and liabilities carried at fair value through income (net) 3)	(29)	(26)	48	(56)
Non-operating realized gains/losses (net) 4)	530	302	1,863	1,251
Non-operating impairments of investments (net) 5)	(583)	(59)	(1,266)	(106)
Amortization of intangible assets	(4)	(3)	(11)	(9)
Restructuring charges	(40)	38	(39)	16
Non-operating items	(126)	252	595	1,096

Income before income taxes and minority interests in earnings	1,123	1,739	5,006	5,744

Income taxes	(303)	34	(1,213)	(1,081)
Minority interests in earnings	(29)	(65)	(123)	(395)
Net income	791	1,708	3,670	4,268

Loss ratio 6) in %	70.0	66.5	68.3	66.5
Expense ratio 7) in %	26.2	27.6	26.6	28.1
Combined ratio 8) in %	96.2	94.1	94.9	94.6

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), operating profit, combined ratio, loss ratio and expense ratio by geographic region for the three and nine months ended September 30, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
Three months ended September 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 1) € mn	2007 internal 1) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%	2008%	2007%	2008%	2007%
Germany 2)3)	2,455	2,256	2,455	2,297	2,586	2,335	483	446	89.3	88.5	63.0	60.7	26.3	27.8
Italy	923	1,048	923	1,048	1,150	1,192	139	195	98.3	91.9	75.2	68.8	23.1	23.1
France 4)	921	1,204	921	898	829	1,125	85	78	95.2	98.5	70.1	71.9	25.1	26.6
United Kingdom	442	536	517	536	445	499	61	18	94.8	106.9	61.4	75.3	33.4	31.6
Spain	499	479	499	479	472	460	70	63	91.1	91.3	71.3	70.8	19.8	20.5
Switzerland 2)3)	246	339	241	239	294	393	38	13	93.6	102.1	70.7	77.9	22.9	24.2

Netherlands	203	207	203	207	200	205	13	36	100.1	91.9	70.3	58.8	29.8	33.1
Austria	195	195	195	193	196	196	25	16	91.8	95.5	66.4	75.7	25.4	19.8
Ireland	169	181	169	181	150	155	19	23	98.4	99.9	73.7	74.3	24.7	25.6
Belgium 5)	83	89	83	79	66	75	13	18	90.3	85.2	52.1	50.5	38.2	34.7
Turkey 6)	78	—	—	—	60	—	6	—	101.6	—	79.9	—	21.7	—
Portugal	71	66	71	66	62	61	11	9	89.8	91.4	65.2	64.3	24.6	27.1
Greece	19	18	19	18	14	13	2	2	94.4	91.0	60.6	60.0	33.8	31.0
Western and Southern Europe	818	756	740	744	748	705	947)	1097)	95.4	93.8	67.5	66.5	27.9	27.3

Russia 8)	200	223	208	223	178	186	20	5	98.8	101.2	55.1	65.3	43.7	35.9
Hungary	141	141	132	141	129	127	27	31	87.8	87.4	55.6	57.5	32.2	29.9
Poland	126	85	110	85	93	62	12	—	96.0	103.0	57.8	64.8	38.2	38.2
Romania	85	84	94	84	36	42	2	3	101.2	106.4	75.7	92.3	25.5	14.1
Slovakia	83	76	74	76	78	71	20	32	84.8	63.7	51.1	37.6	33.7	26.1
Czech Republic	66	58	57	58	49	45	17	12	71.2	73.2	62.7	51.5	8.5	21.7
Bulgaria	24	22	24	22	20	16	4	2	82.5	98.5	56.2	57.2	26.3	41.3
Croatia	22	18	22	18	20	15	1	—	99.6	102.5	66.3	67.5	33.3	35.0
New Europe 9)	747	707	721	707	603	565	97	75	91.6	93.1	57.3	60.7	34.3	32.4
Other Europe	1,565	1,463	1,461	1,451	1,351	1,270	191	184	93.6	93.5	62.7	63.9	30.9	29.6

United States	1,813	1,644	1,986	1,478	988	1,052	(85)	147	116.0	94.0	94.2	68.8	21.8	25.2
Mexico 10)	48	51	49	51	23	23	5	1	95.9	106.3	72.7	84.5	23.2	21.8
NAFTA	1,861	1,695	2,035	1,529	1,011	1,075	(80)	148	115.6	94.3	93.7	69.1	21.9	25.2

Australia	416	432	435	432	299	321	66	63	99.7	103.9	75.1	79.4	24.6	24.5
Other	112	88	115	87	57	45	7	6	94.7	93.6	66.5	57.1	28.2	36.5
Asia-Pacific	528	520	550	519	356	366	73	69	98.9	102.7	73.8	76.7	25.1	26.0
South America	287	204	278	209	208	168	21	14	99.4	98.8	66.2	62.3	33.2	36.5
Other	22	19	22	19	15	14	1	2	—11)	—11)	—11)	—11)	—11)	—11)
Specialty lines
Allianz Global Corporate & Specialty 2)	872	687	870	747	534	432	96	86	97.0	101.9	72.8	70.5	24.2	31.4
Credit Insurance	440	403	440	403	342	309	48	131	98.1	72.8	72.1	40.7	26.0	32.1
Travel Insurance and Assistance Services	324	312	324	312	319	312	25	37	96.7	101.8	61.7	58.3	35.0	43.5
Subtotal	11,385	11,165	11,536	10,686	9,912	9,950	1,251	1,484	—	—	—	—	—	—
Consolidation 12)	(569)	(491)	(547)	(488)	—	1	(2)	3	—	—	—	—	—	—
Total	10,816	10,674	10,989	10,198	9,912	9,951	1,249	1,487	96.2	94.1	70.0	66.5	26.2	27.6

1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
2)	Effective 1Q 2008, Allianz Risk Transfer AG is shown within Germany and Allianz Global Corporate & Specialty. Prior year balances have not been adjusted.
3)	Reinsurance business of Allianz Suisse was transferred to Allianz SE. Effective 1Q 2008, renewal business is shown in Germany, run-off business is shown in Switzerland.
4)	Effective 1Q 2008, health business in France is shown within Life/Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/Health segment. Prior year balances have not been adjusted.
6)

Effective July 21, 2008, Koç Allianz Sigorta AS was consolidated following the acquisition of approximately 47.1% of the shares in Koç Allianz Sigorta AS by the Allianz Group, increasing our holding to approximately 84.2%.

7)

Contains € 5 mn and € 5 mn for 3Q 2008 and 3Q 2007 respectively and € 16 mn and € 16 mn for 9M 2008 and 9M 2007 respectively from a former operating entity located in Luxembourg. To be continued on page 17.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
Nine months ended September 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 1) € mn	2007 internal 1) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%	2008%	2007%	2008%	2007%
Germany 2)3)	9,229	8,831	9,229	9,131	7,621	6,928	1,435	1,028	93.5	94.6	67.9	66.3	25.6	28.3
Italy	3,328	3,634	3,328	3,634	3,477	3,623	606	634	94.9	93.1	71.4	69.6	23.5	23.5
France 4)	3,157	4,042	3,157	3,113	2,468	3,343	258	315	96.9	98.8	70.5	71.6	26.4	27.2
United Kingdom	1,477	1,688	1,705	1,688	1,347	1,488	185	145	95.5	100.6	62.0	67.8	33.5	32.8
Spain	1,715	1,672	1,715	1,672	1,403	1,345	213	198	90.6	90.8	70.6	71.7	20.0	19.7
Switzerland 2)3)	1,145	1,611	1,126	1,106	893	1,199	114	135	92.8	97.3	70.0	71.5	22.8	25.8

Netherlands	723	741	723	741	596	606	56	93	97.2	91.7	66.8	60.0	30.4	31.7
Austria	735	746	735	728	555	562	71	67	93.7	95.2	69.7	74.0	24.0	21.2
Ireland	531	550	531	550	446	461	77	151	93.9	95.9	68.4	71.0	25.5	24.9
Belgium 5)	267	297	267	260	196	225	36	39	94.5	97.5	56.4	63.0	38.1	34.5
Turkey 6)	78	—	—	—	60	—	6	—	101.6	—	79.9	—	21.7	—
Portugal	228	213	228	213	185	185	31	29	90.4	90.2	64.4	62.6	26.0	27.6
Greece	61	58	61	58	41	37	7	6	91.2	91.3	59.4	60.7	31.8	30.6
Western and Southern Europe	2,623	2,605	2,545	2,550	2,079	2,076	3007)	4017)	94.5	94.1	66.6	66.8	27.9	27.3

Russia 8)	686	490	517	490	523	386	22	9	102.3	102.5	60.3	65.3	42.0	37.2
Hungary	442	463	439	463	360	379	56	72	93.9	91.7	62.8	63.5	31.1	28.2
Poland	353	265	316	265	252	179	36	12	91.3	97.5	58.7	62.0	32.6	35.5
Romania	261	257	288	257	106	117	6	7	103.6	98.9	78.4	82.0	25.2	16.9
Slovakia	271	252	254	252	220	206	77	91	73.9	63.9	44.8	37.7	29.1	26.2
Czech Republic	215	190	190	190	155	136	35	37	81.3	76.1	63.4	53.8	17.9	22.3
Bulgaria	77	69	78	69	57	47	9	9	87.2	89.6	55.5	47.8	31.7	41.8
Croatia	73	62	72	62	58	45	4	1	97.6	102.0	64.5	68.6	33.1	33.4
New Europe 9)	2,378	2,048	2,154	2,048	1,730	1,493	226	218	93.2	92.0	60.0	60.5	33.2	31.5
Other Europe	5,001	4,653	4,699	4,598	3,809	3,569	526	619	93.9	93.1	63.5	64.1	30.4	29.0

United States	3,647	3,555	4,101	3,555	2,416	2,657	146	502	103.0	91.2	76.9	61.4	26.1	29.8
Mexico 10)	159	142	173	142	63	65	10	8	92.7	95.5	68.5	71.3	24.2	24.2
NAFTA	3,806	3,697	4,274	3,697	2,479	2,722	156	510	102.8	91.3	76.8	61.6	26.0	29.7

Australia	1,158	1,173	1,182	1,173	909	936	201	197	97.6	99.0	73.5	74.1	24.1	24.9
Other	323	250	322	250	163	120	15	17	97.6	93.3	62.9	56.2	34.7	37.1
Asia-Pacific	1,481	1,423	1,504	1,423	1,072	1,056	216	214	97.6	98.4	71.8	72.1	25.8	26.3
South America	768	682	750	641	576	515	59	42	98.2	99.2	64.7	63.7	33.5	35.5
Other	91	76	95	76	44	35	6	6	—11)	—11)	—11)	—11)	—11)	—11)
Specialty lines
Allianz Global Corporate & Specialty 2)	2,514	2,243	2,510	2,467	1,425	1,361	316	297	91.9	96.6	67.3	70.3	24.6	26.3
Credit Insurance	1,409	1,338	1,409	1,338	1,017	941	237	409	91.5	74.0	65.2	44.1	26.3	29.9
Travel Insurance and Assistance Services	957	878	957	878	902	839	84	92	93.1	103.3	57.8	57.4	35.3	45.9
Subtotal	36,078	36,468	36,458	35,462	28,533	28,964	4,411	4,644	—	—	—	—	—	—
Consolidation 12)	(1,710)	(1,701)	(1,646)	(1,701)	—	—	—	4	—	—	—	—	—	—
Total	34,368	34,767	34,812	33,761	28,533	28,964	4,411	4,648	94.9	94.6	68.3	66.5	26.6	28.1

8)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2% of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

9)	Contains income and expense items from a management holding in both 2008 and 2007.
10)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
11)	Presentation not meaningful.
12)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

– Revenue shortfall in unit-linked business due to financial markets crisis.

– Traditional life business grew by 5.0%.

– Challenging financial market conditions took their toll on operating profit.

Earnings Summary

Statutory premiums1)

2008 to 2007 third quarter comparison

The current economic crisis left its mark on statutory premium growth, especially with regards to unit-linked and other investment-oriented products. Two effects were observed: Customers felt insecure and concerned about bearing investment risk themselves, and secondly bancassurance partners promoting deposit products rather than unit-linked contracts. The 5.0% growth in sales from traditional life insurance products could not outweigh this decline. Therefore, at € 9,625 million, statutory premiums were down by 8.7% on an internal basis, which adjusts 2007 for the AGF’s health business of € 279 million from the Property-Casualty segment. At € 9,415 million, statutory premiums on a nominal basis were down 8.3% compared to the third quarter 2007.

Statutory premiums by region 1)

in%

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

1)

Since 2Q 2008 we comment on the development of our statutory premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information.

Sales remained sound in countries where traditional life business is strong. In the third quarter of 2008 we recorded premium growth in our German life business (+ € 127 million) and in Switzerland (+ € 17 million).

In Italy, statutory premiums dropped 41.8%, caused by a continuing weak bancassurance market. In addition, sales were impacted as one of our local bancassurance partners withdrew from the cooperation following a change in ownership.

In Asia-Pacific, we recorded a premium decline of 27.7%. Revenues in Taiwan deteriorated by almost two-thirds resulting from significantly lower sales through two of our bancassurance partners. Furthermore, distribution of unit-linked products suffered from new regulatory restrictions. In Korea premiums decreased by 15.0%, as a result of long-lasting strikes that ended in September 2008.

In France, revenues decreased by 6.5% where growth in the traditional life business was offset by a decline in unit-linked product sales.

Reduced sales of variable annuity products in the United States led, among other factors, to a 4.5% premium decrease.

In Poland we recorded premium growth of € 82 million, primarily following a successful sales campaign for unit-linked products. This more than compensated for the decrease from the bancassurance channel.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Statutory premiums – Internal growth rates 1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

2008 to 2007 first nine months comparison

At € 33,367 million statutory premiums declined by 5.2% on a year-to-date basis, adjusting 2007 for the reclassification of AGF’s health business of € 850 million from the Property-Casualty segment. On a nominal basis statutory premiums decreased by 5.5%.

Operating profit

Operating profit

in € mn

2008 to 2007 third quarter comparison

Operating profit stood at € 218 million, experiencing a sharp drop of 75.0% compared to the particularly high level a year ago. Main contributors to the reduction were higher net impairments, credit spread widening, lower revenues and a prior year one-time effect.

The decline of net income from financial assets and liabilities carried at fair value through income stemmed mainly from Allianz Life in the U.S.A., as a result of credit spread widening of corporate bonds designated at fair value, and from AGF Vie due to lower market values of equities.

The challenging economic situation led to significant impairments on our equity and fixed income portfolios and a lower level of realized gains that had negatively impacted on our investment result of € 1,959 million. Net impairments on investments increased significantly to € 1,553 million from € 288 million in the prior year period. Net realized gains declined by € 517 million to € 100 million. The highest impairments were recorded in our portfolios in Germany, Italy, the United States, France and Belgium.

Net claims and insurance benefits incurred were up 11.9% to € 4,364 million primarily driven by the reclassification of AGF’s health business from the Property-Casualty to the Life/Health segment. In 3Q 2007, we benefited from an extraordinary reserve release of € 170 million in South Korea.

2008 to 2007 nine months comparison

On a year-to-date comparison operating profit declined by 36.6% to € 1,510 million. The various line item developments were largely consistent with those described for the third quarter.

Non-operating result

2008 to 2007 third quarter comparison

The non-operating result turned to a loss of € 175 million compared to a gain of € 9 million a year ago mainly reflecting higher impairments of € 100 million and higher realized losses not shared with policyholders.

2008 to 2007 nine months comparison

We recorded a non-operating loss of € 215 million compared to a non-operating gain of € 127 million in the prior year period.

Group Management Report    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Net income

2008 to 2007 third quarter comparison

We recorded a net loss of € 5 million compared to a net income of € 563 million mostly driven by the shortfall in operating profit that was only partly compensated by lower tax charges.

Income tax expenses decreased by 86.0% to € 41 million. The effective tax rate amounted to 95.3% (3Q 2007: 33.2%) mainly driven by non tax-deductible impairments on shares in Belgium and Italy.

2008 to 2007 nine months comparison

At € 872 million, down 45.3% net income reflected the trend already described in the quarter-over-quarter analysis. Income tax expenses almost halved, amounting to € 377 million, showing an almost unchanged effective tax rate of 29.1%.

Minority interests in earnings were € 46 million, € 139 million less than in the prior year period. This mainly reflected the minority buy-out in France.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Life/Health segment information 1)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Statutory premiums 2)	9,415	10,268	32,471	34,352
Ceded premiums written	(172)	(108)	(439)	(487)
Change in unearned premiums	(34)	(17)	(100)	(41)
Statutory premiums (net)	9,209	10,143	31,932	33,824
Deposits from SFAS 97 insurance and investment contracts	(4,319)	(5,662)	(16,342)	(19,475)
Premiums earned (net)	4,890	4,481	15,590	14,349
Interest and similar income	3,319	3,174	10,333	10,112
Operating income from financial assets and liabilities carried at fair value through income (net) 3)	59	231	(62)	(748)
Operating realized gains/losses (net) 4)	100	617	1,022	2,351
Fee and commission income	90	171	429	506
Other income	25	10	140	73
Income from fully consolidated private equity investments	5	—	8	—
Operating revenues	8,488	8,684	27,460	26,643

Claims and insurance benefits incurred (net)	(4,364)	(3,901)	(13,917)	(12,761)
Changes in reserves for insurance and investment contracts (net)	(1,463)	(2,140)	(4,655)	(6,975)
Interest expenses	(84)	(85)	(209)	(287)
Loan loss provisions	4	1	10	(2)
Operating impairments of investments (net) 5)	(1,553)	(288)	(3,431)	(381)
Investment expenses	171	(235)	(239)	(594)
Acquisition and administrative expenses (net)	(929)	(1,113)	(3,322)	(3,102)
Fee and commission expenses	(43)	(49)	(173)	(154)
Operating restructuring charges 6)	2	(1)	1	(6)
Other expenses	(6)	—	(7)	—
Expenses from fully consolidated private equity investments	(5)	—	(8)	—
Operating expenses	(8,270)	(7,811)	(25,950)	(24,262)

Operating profit	218	873	1,510	2,381

Non-operating income from financial assets and liabilities carried at fair value through income (net) 3)	(17)	3	(9)	3
Non-operating realized gains/losses (net) 4)	(20)	11	(55)	133
Non-operating impairments of investments (net) 5)	(100)	(1)	(110)	(1)
Amortization of intangible assets	—	(1)	(1)	(2)
Non-operating restructuring charges 6)	(38)	(3)	(40)	(6)
Non-operating items	(175)	9	(215)	127

Income before income taxes and minority interests in earnings	43	882	1,295	2,508

Income taxes	(41)	(293)	(377)	(728)
Minority interests in earnings	(7)	(26)	(46)	(185)
Net income (loss)	(5)	563	872	1,595

Statutory expense ratio 7) in %	10.1	11.0	10.4	9.2

1)	Since 2008, health business in Belgium and France is shown within the Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
6)	The total of these items equals restructuring charges in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), operating profit and statutory expense ratio by geographic region for the three and nine months ended September 30, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Statutory expense ratio
Three months ended September 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 2) € mn	2007 internal 2) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Germany Life	2,812	2,685	2,812	2,685	2,193	2,099	91	139	9.5	8.0
Germany Health 3)	785	783	785	783	782	781	16	25	7.9	9.2
Italy	870	1,495	870	1,495	162	186	62	99	12.4	8.0
France 4)	1,572	1,407	1,572	1,681	628	458	66	142	16.4	15.0
Switzerland	162	142	159	142	102	66	18	17	16.0	20.4
Spain	138	120	138	120	68	80	16	26	11.2	12.3

Belgium 5)	132	154	132	164	79	73	(22)	1	11.5	9.4
Netherlands	84	89	84	89	33	32	11	8	19.8	3.4
Austria	113	84	113	84	54	67	0	8	6.5	15.3
Portugal	31	26	31	26	20	18	(1)	5	28.2	29.3
Greece	23	23	23	23	16	15	(1)	2	22.4	24.1
Turkey 6)	8	—	—	—	8	—	3	—	25.2	—
Luxembourg	17	10	17	10	6	6	1	1	14.3	20.0
Western and Southern Europe	408	386	400	396	216	211	(9)	247)	14.2	11.7

Poland	155	53	135	53	55	32	4	5	24.3	41.3
Slovakia	78	65	70	65	46	39	11	5	11.9	8.3
Hungary	51	51	48	51	20	20	4	2	15.9	15.5
Czech Republic	19	19	16	19	11	13	(1)	(1)	0.2	20.1
Croatia	11	11	11	11	10	9	0	1	29.6	23.9
Bulgaria	7	7	7	7	6	6	1	1	17.4	18.9
Romania	9	6	10	6	4	3	1	1	28.2	37.6
Russia	4	4	5	4	4	3	(3)	(3)	127.1	134.0
New Europe	334	216	302	216	156	125	17	11	20.0	23.0
Other Europe	742	602	702	612	372	336	8	35	16.9	15.8

Mexico 8)	12	7	12	7	8	8	1	1	16.7	18.4
United States	1,464	1,680	1,604	1,680	171	60	(75)	163	3.2	14.3
NAFTA	1,476	1,687	1,616	1,687	179	68	(74)	164	3.1	14.3

South Korea	388	574	488	574	159	243	31	195	10.5	13.7
Taiwan	193	516	200	516	32	12	3	19	10.7	1.9
Indonesia	40	47	44	47	18	13	3	1	29.8	15.2
Malaysia	39	30	41	30	29	25	2	3	13.9	19.2
Other	146	103	145	103	78	4	(27)	(5)	27.0	11.6
Asia-Pacific	806	1,270	918	1,270	316	297	12	213	14.6	9.0
South America	14	19	14	14	13	15	3	1	29.0	38.1
Other	81	108	134	108	75	95	1	11	—9)	—9)
Subtotal	9,458	10,318	9,720	10,597	4,890	4,481	219	872	—	—
Consolidation 10)	(43)	(50)	(95)	(50)	—	—	(1)	1	—	—
Total	9,415	10,268	9,625	10,547	4,890	4,481	218	873	10.1	11.0

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
3)	Loss ratios were 71.0% and 71.8% for the three months ended September 30, 2008 and 2007 respectively and 74.2% and 72.6% for the nine months ended September 30, 2008 and 2007 respectively.
4)	Effective 1Q 2008, health business in France is shown within Life/ Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/ Health segment. Prior year balances have not been adjusted. To be continued on page 23

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Statutory expense ratio
Nine months ended September 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 2) € mn	2007 internal 2) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Germany Life	9,468	8,500	9,468	8,500	7,076	6,887	454	471	7.9	5.7
Germany Health 3)	2,338	2,346	2,338	2,346	2,336	2,344	75	107	8.3	9.6
Italy	4,124	6,897	4,124	6,897	608	684	189	295	8.8	6.0
France 4)	5,474	4,472	5,474	5,299	1,962	1,283	366	504	16.1	14.6
Switzerland	1,031	807	1,015	807	381	344	52	52	7.2	9.2
Spain	555	444	555	444	298	309	73	78	9.0	10.2

Belgium 5)	520	503	520	539	244	220	29	72	10.1	9.0
Netherlands	281	303	281	303	99	101	32	32	19.9	10.1
Austria	360	282	360	282	204	206	14	33	8.7	11.3
Portugal	87	75	87	75	57	54	7	22	25.2	28.7
Greece	79	77	79	77	51	47	2	4	23.7	21.4
Turkey 6)	8	—	—	—	8	—	3	—	25.2	—
Luxembourg	52	57	52	57	20	20	3	6	13.0	12.7
Western and Southern Europe	1,387	1,297	1,379	1,333	683	648	90	167 7)	13.6	11.7

Poland	276	368	244	368	137	76	7	11	33.6	14.9
Slovakia	223	191	208	191	130	119	29	21	12.2	11.8
Hungary	147	107	145	107	60	61	11	10	15.3	19.9
Czech Republic	68	64	60	64	41	39	3	5	14.4	18.4
Croatia	41	40	40	40	30	28	2	2	25.6	14.3
Bulgaria	22	21	22	21	19	18	1	3	19.3	16.5
Romania	24	22	27	22	10	9	2	0	27.8	35.2
Russia	12	9	13	9	11	8	(9)	(7)	132.7	133.7
New Europe	813	822	759	822	438	358	46	45	23.1	16.9
Other Europe	2,200	2,119	2,138	2,155	1,121	1,006	136	212	17.2	13.8

Mexico 8)	59	23	65	23	23	23	3	3	9.1	16.1
United States	4,204	5,145	4,795	5,145	600	266	80	323	7.0	11.0
NAFTA	4,263	5,168	4,860	5,168	623	289	83	326	7.0	11.1

South Korea	1,253	1,506	1,534	1,506	555	734	88	273	12.8	15.0
Taiwan	875	1,410	932	1,410	82	42	4	27	8.5	2.5
Indonesia	134	153	154	153	40	35	8	4	18.5	12.6
Malaysia	101	88	108	88	84	73	5	9	16.9	18.5
Other	458	233	462	233	110	12	(55)	(10)	14.0	11.5
Asia-Pacific	2,821	3,390	3,190	3,390	871	896	50	303	12.0	9.6
South America	53	66	53	52	48	32	10	0	25.6	30.5
Other	297	308	303	308	266	275	24	32	—9)	—9)
Subtotal	32,624	34,517	33,518	35,366	15,590	14,349	1,512	2,380	—	—
Consolidation 10)	(153)	(165)	(151)	(165)	—	—	(2)	1	—	—
Total	32,471	34,352	33,367	35,201	15,590	14,349	1,510	2,381	10.4	9.2

6)

Effective July 21, 2008, Koç Allianz Hayat ve Emeklilik AS was consolidated following the acquisition of approximately 51% of the shares in Koç Allianz Hayat ve Emeklilik AS by the Allianz Group, increasing our holding to approximately 89%.

7)	Contains run-off € (1) mn and € (2) mn in 3Q and 9M 2007 respectively from our former life insurance business in the United Kingdom which we sold in December 2004.
8)	Effective 2007, life business in Mexico is shown within the Life/Health segment.
9)	Presentation not meaningful.
10)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations

–	Due to the sale of Dresdner Bank the scope of our commentary on the banking segment has changed. It refers to the continuing banking operations of the Group.
–	Oldenburgische Landesbank and banking customers introduced by Allianz tied agents are included.
–	Continuing banking operations produced an operating loss of € 17 million and a net loss of € 62 million.

Scope of Continuing Banking Operations

On August 31, 2008, Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of significantly all of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank with the exception of Oldenburgische Landesbank and approximately one million banking clients from Dresdner Bank introduced through the tied agents channel. Those entities will be presented in our Banking segment together with existing banking operations. Following the announcement of the sale, Dresdner Bank qualifies as held-for-sale and discontinued operations and is now presented as “Discontinued Operations of Dresdner Bank” on pages 33 to 35. Therefore, all revenue and profit figures presented for our continuing business do not include the parts of Dresdner Bank sold to Commerzbank. The results from these operations are presented in a separate net income line “net income from discontinued operations, net of income taxes and minority interests in earnings” starting in the third quarter of 2008 (3Q 2008).

Earnings Summary

Operating revenues

2008 to 2007 third quarter comparison

Operating revenues in our Banking segment declined by 3.1% to € 123 million, mainly resulting from lower net fee income. Revenues in Oldenburgische Landesbank, made up the largest proportion of the revenues, and remained stable.

Net interest income was slightly higher, up € 3 million to € 74 million. In particular Oldenburgische Landesbank’s net interest income was steady. Net fee and commission income declined by 22.6% to € 48 million, following the industry-wide trend in lower fee income, especially with regard to our banking activities in Italy.

Net dealing income, which comprises net trading income and net income from financial assets and liabilities designated at fair value through income, was up € 7 million resulting in a positive amount of € 1 million.

2008 to 2007 first nine months comparison

The Banking segment’s operating revenues were down 8.6% compared to the prior year period to € 416 million. Net interest income improved slightly to € 240 million, up € 5 million. This was offset however by downward movements in net dealing income of € 16 million, leaving a net dealing loss of € 10 million, and in net fee and commission income of € 28 million to € 186 million.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Operating profit (loss)

Operating profit (loss)

in € mn

2008 to 2007 third quarter comparison

We recorded an operating loss of € 17 million compared to an operating loss of € 14 million. This development resulted from lower revenues and higher loan loss provisions.

Operating expenses developed favorably from € 152 million to € 133 million driven by a reallocation of costs and a lower number of sales staff.

Net loan loss provisions amounted to € (7) million after we recorded € 11 million in the same period a year ago, due to the release of provision for one specific customer.

2008 to 2007 first nine months comparison

We recorded an operating loss of € 6 million after a profit of € 28 million. Operating expenses at € 404 million, were reduced by € 25 million, but this could not outweigh the weak revenue result. In addition, higher net loan loss provisions of € 18 million negatively impacted the operating result.

Non-operating result

2008 to 2007 third quarter comparison

The non-operating result turned negative from € 15 million to € (34) million. We recorded net realized losses of € 3 million compared to net realized gains of € 15 million in the third quarter 2007. Impairments amounted to € 30 million and were fully related to the credit crisis whereas in 2007 no impairments were incurred.

2008 to 2007 first nine months comparison

The non-operating result was negative at € 36 million, € 60 million lower than the same period a year ago. The reasons mentioned in the third quarter comparison are also valid for the nine months, as net realized gains were reduced by € 24 million to € 1 million and impairments increased by € 34 million to € 35 million.

Net income (loss)

2008 to 2007 third quarter comparison

In the banking segment we recorded a net loss of € 62 million, which was € 86 million below the prior year result.

The income tax charge amounted to € 16 million after a positive tax effect in the third quarter 2007 of € 21 million.

2008 to 2007 first nine months comparison

Net income was also negative at € 72 million for the nine month period, after a profit of € 65 million last year.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Banking segment information

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Net interest income 1)	74	71	240	235
Net fee and commission income 2)	48	62	186	214
Trading income (net) 3)	1	(6)	(10)	6
Income from financial assets and liabilities designated at fair value through income (net) 3)	—	—	—	—
Operating revenues 4)	123	127	416	455

Administrative expenses	(133)	(152)	(409)	(432)
Investment expenses	1	1	6	5
Other expenses	(1)	(1)	(1)	(2)
Operating expenses	(133)	(152)	(404)	(429)

Loan loss provisions	(7)	11	(18)	2
Operating profit (loss)	(17)	(14)	(6)	28

Realized gains/losses (net)	(3)	15	1	25
Impairments of investments (net)	(30)	—	(35)	(1)
Amortization of intangible assets	(2)	—	(2)	—
Restructuring charges	1	—	—	—
Non-operating items	(34)	15	(36)	24

Income (loss) from continuing operations before income taxes and minority interests in earnings	(51)	1	(42)	52

Income taxes	(16)	21	(31)	13
Minority interests in earnings	5	2	1	—
Net income (loss) from continuing operations	(62)	24	(72)	65
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	(2,765)	(78)	(3,845)	917
Net income (loss)	(2,827)	(54)	(3,917)	982

Cost-income ratio 5) in %	108.1	119.7	97.1	94.3

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.

4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Asset Management Operations

– Strong net inflows of € 39 billion year-to-date.

– Robust fixed income business.

– Operating profit distorted by foreign currency and one-off impacts.

Third-Party Assets Under Management of the Allianz Group

At € 754 billion, third party assets were almost stable compared to year end 2007. On an internal basis, which excludes foreign currency and consolidation effects, assets under management decreased by 2.4%.

Development of third-party assets under management in € bn

For the nine months to September 30, 2008 we recorded total net inflows of € 39 billion. Fixed income products contributed € 46 billion to total net inflows proving PIMCO’s excellent long term positioning in this business. The equity business recorded outflows of € 7 billion. A sharp decline in market values in the third quarter led to market related depreciation of € 57 billion, € 44 billion more than at the half year. Deconsolidation effects of € 8 billion were to a large extent due to the sale of our former real estate fund company DEGI, while a strengthening U.S. dollar versus the Euro resulted in a positive currency translation effect of € 15 billion.

Third-party assets under management by geographic region as of September 30, 2008 (December 31, 2007) 1)

in %

1)	Based on the origination of assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately € 11 bn and € 18 bn as of September 30, 2008 and December 31, 2007, respectively) and by other Allianz Group companies (approximately € 20 bn and € 22 bn as of September 30, 2008 and December, 31 2007 respectively).

Following the appreciation of the U.S. dollar, there was a slight shift towards investments originated in the United States. The weighting of retail and institutional clients remained almost unchanged, with 33% and 67%, respectively. The same applied to the development of the relationship between our equity assets and the fixed income business, which made up for 17% and 83% of third party assets under management, respectively.

In the third quarter 2008 the performance of our equity assets under management remained strong, achieving an outperformance against benchmarks of 74%. The performance of fixed income assets was severely hit by the unprecedented market disruptions in the second half of September 2008 and came down to 47%.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Rolling investment performance of Allianz Global Investors 1) in %

Earnings Summary 2)

Operating Revenues

2008 to 2007 third quarter comparison

We recorded operating revenues of € 684 million, 12.1% below the prior year level (on an internal basis: (2.4)%), substantially impacted by unfavorable currency effects of € 53 million. Whereas revenues from the fixed income business increased on an internal basis, the equity business was impacted by the down-turn on the equity markets leading to lower revenues. In addition, we recorded € 23 million of negative mark-to-market valuations of seed money investments.

Net fee and commission income decreased by 4.4% carrying the above mentioned negative foreign currency effect. On an internal basis this line item increased by 2.7%. Net income from financial assets and liabilities carried at fair value through income turned negative to a loss of € 48 million from an € 8 million gain, stemming among other factors from lower mark-to-market valuation of seed money in the United States as previously described.

2008 to 2007 first nine months comparison

At € 2,119 million operating revenues were down 8.4% (at constant exchange rates and excluding consolidation effects: +1.1%). As in the third quarter, net fee and commission income was burdened by the economic environment. Net income from financial assets and liabilities carried at fair value through income turned to a loss of € 49 million, coming from a gain of € 30 million.

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Management fees	821	913	2,466	2,625
Loading and exit fees	62	76	188	235
Performance fees	19	31	62	67
Other income	95	25	272	220
Fee and commission income	997	1,045	2,988	3,147

Commissions 1)	(191)	(229)	(606)	(700)
Other expenses 1)	(92)	(69)	(270)	(229)
Fee and commission expenses	(283)	(298)	(876)	(929)

Net fee and commission income	714	747	2,112	2,218

1)

For the three months ended September 30, 2007 and the nine months ended September 30, 2007, € 14 million and € 39 million, respectively, have been reclassified from other expenses to commission expenses.

1)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all equity and fixed income accounts managed on a discretionary basis by equity and fixed income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: WRAP accounts and accounts of Caywood Scholl, AGI Taiwan, AGI Korea, AGF AM and RAS AM

2)

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 98.0% (3Q 2007: 96.9%) and 100.5% (3Q 2007: 97.6%) of our total Asset Management segment’s operating revenues and operating profit in the third quarter of 2008, respectively. Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Operating profit

Operating Profit

in € mn

2008 to 2007 third quarter comparison

At € 187 million, operating profit declined by 41.9% as a result of concurrently decreasing revenues and increasing operating expenses. On an internal basis operating profit dropped by 30.8%.

Administrative expenses, up 9.0%, amounted to € 497 million (internal growth rate: 18.4%). This development was predominantly driven by business expansion and investments at our major U.S. fixed income and retail distribution units, where expenses went up by € 32 million.

Overall, our cost-income ratio increased significantly by 14.1 percentage points to 72.7%

2008 to 2007 nine months comparison

On a year-to-date comparison operating profit was down 25.6% and amounted to € 699 million. At constant exchange rates and excluding deconsolidation effects operating profit declined by 18.6%.

At 67.0% the cost-income ratio went up by 7.6 percentage points.

Non-operating result

2008 to 2007 third quarter comparison

Acquisition-related expenses decreased by € 13 million, primarily due to a lower number of outstanding PIMCO LLC Class B Units (or “B Units”) and favorable currency effects. As of September 30, 2008 the Allianz Group had acquired 71,743 of the 150,000 originally outstanding B Units compared to 43,917 a year ago. In the third quarter 2008, 3,880 B Units were acquired.

2008 to 2007 nine months comparison

At € 291 million acquisition-related expenses were € 11 million lower compared to the prior year period. The development described above was the main reason behind the decrease.

Net income

2008 to 2007 third quarter comparison

We recorded net income of € 55 million, reflecting a 59.9% decline. On an internal basis net income was down 46.2%. Tax charges almost halved, amounting to € 44 million. The effective tax rate was 44.0% compared to 37.8% a year ago, primarily due to high profits in countries with higher tax rates.

2008 to 2007 nine months comparison

Net income dropped by roughly one third to € 245 million. Excluding currency and deconsolidation effects the decrease was almost of the same magnitude, down 28.0%. At € 160 million, tax charges decreased by 39.4% and led to an effective tax rate of 39.2%, a decline of 2.1 percentage points.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Asset Management segment information and AGI

	Three months ended September 30,				Nine months ended September 30,
	2008		2007		2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income 1)	725	714	767	747	2,152	2,112	2,278	2,218
Net interest income 2)	14	11	24	19	41	37	60	55
Income from financial assets and liabilities carried at fair value through income (net)	(48)	(48)	8	8	(49)	(49)	31	30
Other income	7	7	4	4	19	19	11	11
Operating revenues 3)	698	684	803	778	2,163	2,119	2,380	2,314

Administrative expenses, excluding acquisition-related expenses 4)	(512)	(497)	(473)	(456)	(1,455)	(1,420)	(1,413)	(1,374)
Operating expenses	(512)	(497)	(473)	(456)	(1,455)	(1,420)	(1,413)	(1,374)

Operating profit	186	187	330	322	708	699	967	940

Realized gains/losses (net)	1	1	—	—	9	9	3	3
Impairments of investments (net)	(4)	(4)	—	—	(9)	(9)	—	—
Acquisition-related expenses 4), thereof:
Deferred purchases of interests in PIMCO	(84)	(84)	(97)	(97)	(291)	(291)	(299)	(299)
Other acquisition-related expenses	—	—	—	—	—	—	(3)	(3)
Subtotal	(84)	(84)	(97)	(97)	(291)	(291)	(302)	(302)
Restructuring charges	—	—	—	—	—	—	(2)	(2)
Non-operating items	(87)	(87)	(97)	(97)	(291)	(291)	(301)	(301)

Income before income taxes and minority interests in earnings	99	100	233	225	417	408	666	639

Income taxes	(46)	(44)	(87)	(85)	(163)	(160)	(268)	(264)
Minority interests in earnings	(1)	(1)	(4)	(3)	(4)	(3)	(23)	(19)
Net income	52	55	142	137	250	245	375	356

Cost-income ratio 5) in %	73.4	72.7	58.9	58.6	67.3	67.0	59.4	59.4

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement included in Note 5 to the condensed consolidated interim financial statements.
5)	Represents operating expenses divided by operating revenues

Corporate Activities

– Operating loss declined by € 101 million driven by foreign currency gains.

– Result of corporate activities is largely affected by increased impairments.

Earnings Summary

The aggregate operating loss for the third quarter decreased to € 54 million compared to € 155 million in 3Q 2007. This development was attributable to a lower loss in the Holding Function and a gain in the Private Equity business. For the same reasons the operating loss of € 125 million for the first nine months of the year was € 141 million lower than in the first nine months of 2007.

At € 159 million, the net loss was € 296 million lower than in the respective quarter 2007, primarily due to a swing in the tax position. In the first nine months the net loss increased to € 316 million in 2008 reflecting higher impairments and lower realized gains in the Holding Function that could not be compensated for by the positive development in the Private Equity business.

Holding Function

Operating profit (loss)

At € 83 million the operating loss was 35.2% lower in the third quarter of 2008. This development benefited from increased foreign currency gains (+ € 82 million). This development was partly compensated for by lower interest and similar income, due to lower dividends received.

In the first nine months of 2008 – except for interest and similar income which increased – similar effects as in the quarter led to an operating loss of € 251 million, € 55 million lower than last year.

Non-operating result

The non-operating loss increased to € 269 million in the third quarter. The main reason for this development were significantly increased impairments due to the weak market conditions.

For the nine month period non-operating items showed a loss of € 652 million coming from a gain of € 298 million in the prior year. The key drivers of this development were significantly higher realized gains a year earlier which were not repeated in the period under review, and increased impairments.

Net income (loss)

In the third quarter, we recorded a net loss of € 198 million coming from a net loss of € 431 million in the prior year. Negative movements in non-operating items were partially compensated by tax income (€ 156 million).

In the first nine months of 2008 the above mentioned effects led to a net loss of € 462 million after a net loss of € 68 million in 2007. Income tax income amounted to € 444 million.

Private Equity

Operating profit

Driven by lower administrative expenses as well as higher fee income, the third quarter operating profit turned to a gain of € 29 million after a loss of € 27 million in the previous year.

Accumulated for the first nine months, operating profit increased by € 86 million to € 126 million. As in the third quarter comparison the administrative expenses were

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

lower and fee and commission income increased. In addition, the margin from fully consolidated private equity investments increased.

Non-operating result

Driven by higher capital gains in the third quarter comparison the non-operating result turned from a loss of € 13 million to a gain of € 18 million.

For the first nine months the non-operating result turned from a loss of € 27 million in 2007 into a positive result of € 55 million this year, mainly stemming from capital gains.

Net income (loss)

Driven by lower administrative expenses, higher fee income and also higher realized gains, we recorded net income of € 39 million after a net loss of € 24 million last year. Income tax expenses amounted to € 6 million after income tax income of € 23 million in 3Q 2007.

On a nine month basis, net income turned positive from a loss of € 14 million in 2007 to a gain of € 146 million in 2008.

	Holding Function		Private Equity		Total
Three months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Operating profit (loss)	(83)	(128)	29	(27)	(54)	(155)
Non-operating items	(269)	(153)	18	(13)	(251)	(166)
Income (loss) before income taxes and minorities	(352)	(281)	47	(40)	(305)	(321)
Net income (loss)	(198)	(431)	39	(24)	(159)	(455)
Nine months ended September 30,
Operating profit (loss)	(251)	(306)	126	40	(125)	(266)
Non-operating items	(652)	298	55	(27)	(597)	271
Income (loss) before income taxes and minorities	(903)	(8)	181	13	(722)	5
Net income (loss)	(462)	(68)	146	(14)	(316)	(82)

Discontinued Operations of Dresdner Bank 1)

–	Discontinued Operations of Dresdner Bank continued to suffer from weak markets.
–	Operating loss of € 834 million.

Earnings Summary

Operating revenues

2008 to 2007 third quarter comparison

Operating revenues of € 673 million were 40.9 % lower than in the comparison period. This decrease was primarily due to the shortfall in net dealing income. Furthermore, lower net fee and commission income contributed to this development. The majority of the decline was driven by Dresdner Kleinwort Investmentbank (DKIB) with a decrease of € 406 million.

Net interest income was down by € 83 million to € 590 million. This decrease was entirely driven by IAS 39 valuation effects. Without these effects net interest income remained stable compared to the prior year period.

Net fee and commission income was down 17.6 % to € 547 million, reflecting lower levels of customer activity in challenging capital market conditions.

Net dealing income, which comprises net trading income and net income from financial assets and liabilities designated at fair value through income, was negative at € 464 million coming from loss of € 197 million a year ago. This income category was heavily affected by the credit crisis which led to additional markdowns on our ABS trading book, partially offset by a positive one-off effect from reclassifications under IAS 39.

1)

Following the announcement of the sale of Dresdner Bank to Commerzbank, Dresdner Bank qualifies as held-for-sale and discontinued operations. Therefore, Dresdner Bank’s financial results have been eliminated from our Banking Operation’s results and are now presented as “Discontinued Operations of Dresdner Bank”. Please see note 3 to the condensed consolidated interim financial statements for further information.

2008 to 2007 first nine months comparison

Operating revenues decreased 61.1 % to € 1,851 million with all revenue categories contributing to this development. Net dealing income, which was down € 2,130 million resulting in a loss of € 1,644 million, had the biggest impact. Additionally net interest income was down 14.9 % to € 1,845 million and net fee and commission income was down 21.8 % to € 1,649 million.

Operating profit (loss)

Operating profit (loss)

in € mn

2008 to 2007 third quarter comparison

We recorded an operating loss of € 834 million after a profit of € 89 million in the prior year.

Although tight expense management continued, operating expenses were higher, amounting to € 1,249 million versus € 1,018 million in the comparison period. The increase, which was driven by personnel expenses, was mainly caused by higher bonus accruals, triggered by change-of-control-clauses.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Net loan loss provisions increased from € 32 million to € 258 million due to some large individual cases in connection with the financial crisis.

2008 to 2007 first nine months comparison

For the nine months we recorded an operating loss of € 1,869 million after a profit of € 1,198 million. Operating expenses were slightly lower by 2.6 % at € 3,393 million. Net loan loss provisions increased from € 83 million to € 327 million mostly from the additions in the third quarter, as already discribed.

Non-operating result

2008 to 2007 third quarter comparison

The non-operating result amounted to a loss of € 249 million compared to a profit of € 48 million in the previous year. Net realized gains were lower at € 16 million coming from € 65 million a year ago. The significantly higher level of impairments of € 231 million compared to € 13 million in the third quarter 2007 was the key driver of the overall decline in non-operating result.

2008 to 2007 first nine months comparison

The non-operating result turned negative from a € 192 million gain to a loss of € 132 million mainly due to the impairment development in the third quarter.

Net income (loss) from discontinued operations

2008 to 2007 third quarter comparison

Income tax charges of € 255 million were significantly higher than in the comparison period. This was mainly driven by the write-down on deferred tax assets on tax losses carried forward in the U.S.A. and further taxable income in other jurisdictions. The result from operating activities of discontinued operations was negative, amounting to € 1,356 million (third quarter 2007: € (78) million). Together with the impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell at € 1,409 million we recorded a net loss from discontinued operations of € 2,765 million, which was € 2,687 million higher than in the prior year period.

2008 to 2007 first nine months comparison

Despite the negative pre-tax income, we recorded an income tax charge of € 393 million (9M 2007: € 414 million) due to positive income in other jurisdictions. The non-recognition of deferred tax assets for current year tax losses and the write-down on deferred tax assets for tax losses carried forward in the USA led to an effective tax rate of (19.6) % (9M 2007: 29.8%). We recorded a result from operating activities of discontinued operations of € (2,436) million (9M 2007: positive at € 917 million). Together with the impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell at € 1,409 million this led to a net loss from discontinued operations of € 3,845 million.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Information on Discontinued Operations of Dresdner Bank

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Net interest income 1)	590	673	1,845	2,168
Net fee and commission income 2)	547	664	1,649	2,110
Trading income (net)	(176)	(205)	(1,567)	473
Income from financial assets and liabilities designated at fair value through income (net)	(288)	8	(77)	13
Other income	—	(1)	1	(1)
Operating revenues 3)	673	1,139	1,851	4,763

Administrative expenses	(1,232)	(1,014)	(3,339)	(3,478)
Investment expenses	(1)	(4)	(2)	(20)
Other expenses	(16)	—	(52)	16
Operating expenses	(1,249)	(1,018)	(3,393)	(3,482)

Loan loss provisions	(258)	(32)	(327)	(83)
Operating profit (loss)	(834)	89	(1,869)	1,198

Realized gains/losses (net)	16	65	178	243
Impairments of investments (net)	(231)	(13)	(291)	(34)
Amortization of intangible assets	(2)	—	(2)	—
Restructuring charges	(32)	(4)	(17)	(17)
Non-operating items	(249)	48	(132)	192

Income (loss) from discontinued operations before income taxes and minority interests in earnings	(1,083)	137	(2,001)	1,390
Income taxes	(255)	(198)	(393)	(414)
Minority interests in earnings	(18)	(17)	(42)	(59)
Result from operating activities of discontinued operations	(1,356)	(78)	(2,436)	917

Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	(1,409)	—	(1,409)	—
Net income (loss) from discontinued operations	(2,765)	(78)	(3,845)	917

Cost-income ratio 4) in %	185.6	89.4	183.3	73.1

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)	For the Discontinued Operations of Dresdner Bank, total revenues are measured based upon operating revenues.
4)	Represents operating expenses divided by operating revenues.

Balance Sheet Review

– Capital base remains strong.

– Solvency at the target level.

Shareholders’ Equity

Shareholders’ equity 1)

in € mn

1)

Does not include minority interests of € 3.6 bn, € 3.4 bn, € 3.5 bn and € 3.6 bn as of September 30, 2008, June 30, 2008, March 31, 2008 and December 31, 2007, respectively. Please see note 21 to the condensed consolidated interim financial statements for further information.

2)	Includes foreign currency translation adjustments.

Shareholders’ equity 1)

in € mn

Shareholders’ equity € mn
Balance as of December 31, 2007	47,753
Foreign currency translation adjustments	(14)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	(8,015)
Transferred to net income on disposal or impairment	(92)
Cash flow hedges	(36)
Miscellaneous	(291)
Total income and expense recognized directly in shareholders’ equity	(8,448)
Net income	667
Total recognized income and expense for the period	(7,781)
Paid-in capital	203
Treasury shares	(3)
Transactions between equity holders	(152)
Dividends paid	(2,472)
Balance as of September 30, 2008	37,548

1)

Does not include minority interests of € 3.6 bn, € 3.4 bn, € 3.5 bn and € 3.6 bn as of September 30, 2008, June 30, 2008, March 31, 2008 and December 31, 2007, respectively. Please see note 21 to the condensed consolidated interim financial statements for further information.

Regulatory capital adequacy

On January 1, 2005, the Financial Conglomerates Directive, a supplementary European Union (or “EU”) directive, became effective in Germany. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The Allianz Group is a financial conglomerate within the scope of the directive and the related German law. The law requires that a financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Starting 3Q 2008, unrealized gains and losses on bonds are excluded from the calculation1) of our eligible capital. This new methodology, which better reflects economic reality, added around 13 percentage points to our Solvency Ratio.

Conglomerate solvency1)

in € bn

As of September 30, 2008, based on the current status of discussion, our available funds for the solvency margin, required for our insurance segments and our banking and asset management business, was € 43.5 billion (December 31, 2007: € 46.5 billion) including off-balance sheet reserves 3), surpassing the minimum legally stipulated level by € 15.8 billion (December 31, 2007: € 17.6 billion). This margin resulted in a cover ratio 4) of 157 % at September 30, 2008 (December 31, 2007: 161%).

1)

Solvency computed according to the draft amendment of FkSolV published by the BaFin, which revises the treatment of unrealized gains/losses on the bond portfolio. Reported solvency ratios under the old method were 145 % as of June 30, 2008 and 157 % as of December 31, 2007, respectively, and available funds were € 40.2 bn as of June 30, 2008, and € 45.5 bn as of December 31, 2007, respectively.

2)	Basel II (advanced approach) results in lower requirement of approximately € 1.5 bn as of September 30, 2008, and € 1.5 bn as of June 30, 2008, respectively.
3)

Represents the difference between fair value and amortized cost of real estate held for investment and investments in associates and joint ventures, net of deferred taxes, policyholders’ participation and minority interests.

4)	Represents the ratio of available funds to required capital.

Total Assets and Total Liabilities

In the first nine months of 2008 total assets and liabilities decreased by € 44.3 billion and € 34.1 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Property-Casualty, Life/ Health and Banking segments as presented on pages 58 and 59. Following the announcement of the sale of significantly all of Dresdner Bank, the sold part of Dresdner Bank qualifies as a disposal group held for sale. Thus, Dresdner Bank is presented in the balance sheet as assets and liabilities held for sale on seperate line items. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its management of third-party assets. Please see pages 27 and 28 for further information on the development of our third-party assets.

Asset allocation

As of September 30, 2008, investment assets from our insurance segments Property-Casualty and Life/Health as well as from the corporate segment, amounted to € 362.6 billion. Thereof debt securities amounted to € 309.2 billion, equities to € 45.0 billion and other investment categories to € 8.4 billion.

Fixed income portfolio1) of € 309.2 billion by type of issuer in %

1)	Fixed income portfolio (bonds and loans) from Property-Casualty, Life/Health and Corporate excluding internal loans; as of September 30, 2008
2)	Including € 13 bn seasoned self-originated German Private Retail Mortgage Loans (average historical loss rate 10bps p. a.) and € 2 bn in policyholder loans
3)	includes € 8 bn U.S. Agency MBS

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Fixed income portfolio of € 309.2 billion by investment country in %

Our fixed income portfolio is both of high quality and well diversified. A share of more than 60 % relate to governments and covered bonds that especially provide a good mitigation against possible future deteriorations of the credit markets. Further details to these investment categories can be found in the graphs below.

Government exposures of € 107.9 billion

in %

Pfandbrief and covered bond portfolio of € 87.3 billion

in %

Nearly 80 % of our government exposure lay within the Euro-zone. 71 % of covered Bonds are German Pfandbriefe backed by either public sector loans or mortgage loans. On these as well as on all other covered bond exposures, minimum required security buffers as well as voluntary over-collateralization offer a substantial cushion for house price deterioration and defaults.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Assets and Liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Composition of the Property-Casualty asset base

fair values1) in € bn

	30 Sep 2008 € bn	31 Dec 2007 € bn
Investments 2)
Equities	9.4	16.5
Debt securities	50.9	50.3
Other	7.0	6.9
Subtotal	67.3	73.7
Loans and advances	17.3	20.7
Financial assets and liabilities carried at fair value through income
Equity	0.3	0.4
Debt	1.6	2.7
Other	0.1	0.1
Subtotal	2.0	3.2
Property-Casualty asset base	86.6	97.6

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 9.9 bn, € 9.8 bn, € 9.8 bn and € 10.0 bn as of September 30, 2008, June 30, 2008, March 31, 2008 and December 31, 2008, respectively.

Of our Property-Casualty asset base, ABS made up € 4.8 billion as of September 30, 2008, which is around 5.6%. CDOs accounted for € 0.1 billion of this amount. Unrealized losses on CDOs of € 3 million were recorded in our equity. Sub-prime exposures within CDOs were negligible.

Property-Casualty liabilities

In the third quarter, the segment’s reserves for loss and loss adjustment expenses increased by 3.5 % to € 56.7 billion (9M 2008: (0.4) %). Main reasons for this development were positive currency translation effects and the first consolidation of our entity in Turkey. Main contributors for the nine month development were the reclassification of AGF’s health insurance business from the Property-Casualty segment to the Life/Health segment, the first-time consolidation of our entity in Turkey, and foreign currency translation effects.

Assets and Liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Composition of the Life/Health asset base

fair values1) in € bn

	30 Sep 2008 € bn	31 Dec 2007 € bn
Investments2)
Equities	30.4	41.2
Debt securities	145.2	137.6
Other	7.4	5.8
Subtotal	183.0	184.6
Loans and advances	91.3	91.2
Financial assets and liabilities carried at fair value through income
Equity	3.1	3.3
Debt	8.3	9.3
Other	(3.9)	(4.5)
Subtotal	7.5	8.1
Financial assets for unit-linked contracts3)	57.1	66.1
Life/Health asset base	338.9	350.0

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 3.5 bn, € 2.9 bn, € 2.9 bn and € 2.7 bn as of September 30, 2008, June 30, 2008, March 31, 2008 and December 31, 2007, respectively.
3)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds to the value of financial liabilities for unit-linked contracts.

Within our Life/Health asset base, ABS amounted to € 14.7 billion as of September 30, 2008, which is 4.3 % of total Life/ Health assets. Of these, € 0.3 billion are CDOs. Unrealized losses on CDOs of € 5 million were recorded in our equity. Subprime exposures within CDOs were negligible.

Life/Health liabilities

In the third quarter reserves for insurance and investment contracts increased by € 4.7 billion (9M 2008: up € 0.9 billion) to € 284.0 billion. Thereof € 3.3 billion resulted from the rising U.S. dollar (9M 2008: € 1.0 billion resulting from the U.S. dollar but outweighed by a decline in the South Korean Won of € (1.3) billion). Premium refund reserves in Germany further decreased by € 1.6 billion (9M 2008: € (5.7) billion in Germany and € (2.4) billion in France) mainly due to negative market impacts.

Assets and Liabilities of the Banking segment 1)

Banking loans and advances to banks and customers

in € bn

2)	Includes loan loss allowance of € (0.1) bn as of September 30, 2008.

Banking loans and advances to banks and customers

In our continuing Banking operations, loans and advances to banks and customers amounted to € 14.6 billion.

Banking liabilities to banks and customers

In the third quarter the liabilities to banks and customers amounted to € 16.2 billion. Thereof, term deposits and certificates of deposit accounted for € 5.3 billion, liabilities payable on demand for € 3.3 billion, savings deposits for € 1.6 billion and repurchase agreements for € 1.4 billion.

1)

The impact on the consolidated balance sheet as of 3Q 2008 of the disposal of significantly all of Dresdner Bank is a classification of all assets and liabilities that are part of the disposal group into separate line items called “Assets from disposal groups held for sale” and “Liabilities from disposal groups held for sale” on the face of the consolidated balance sheet. Comparative information is not required.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Assets and Liabilities of Discontinued Operations1)

Dresdner Bank’s loans and advances to banks and customers

in € bn

2)	Includes loan loss allowance of € (0.8) bn as of September 30, 2008.

Dresdner Bank’s loans and advances to banks and customers

In the discontinued operations of Dresdner Bank, loans and advances to banks and customers amounted to € 257.0 billion.

Dresdner Bank’s liabilities to banks and customers

In the third quarter the liabilities to banks and customers amounted to € 266.3 billion. Thereof, liabilities payable on demand accounted for € 76.1 billion, repurchase agreements for € 73.4 billion, term deposits and certificates of deposit for € 51.9 billion, collaterals received from securities lending transactions for € 8.2 billion and savings deposits for € 3.4 billion.

Other Information

Reconciliation of Consolidated Operating Profit and Income Before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with them. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Furthermore, the timing of sales that would result in such gains or losses is largely at our discretion.

Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with the policyholder.

Operating profit should be viewed as complementary to, and not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Reconciliation of operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Operating profit	1,556	2,563	6,477	7,715
Non-operating realized gains/losses (net) and impairments of investments (net)	(404)	310	157	2,129
Non-operating income from financial assets and liabilities carried at fair value through income (net)	72	48	127	45
Interest expenses from external debt	(227)	(271)	(712)	(771)
Non-operating restructuring charges	(77)	27	(79)	–
Acquisition-related expenses	(78)	(72)	(264)	(329)
Amortization of intangible assets	(6)	(4)	(14)	(11)
Reclassification of tax benefits	(9)	(1)	(32)	(45)
Income before income taxes and minority interests in earnings	827	2,600	5,660	8,733

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Group Management Report

Composition of Total Revenue Growth

We also believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation.

Reconciliation of nominal total revenue 1) growth to internal total revenue 1) growth

	Three months ended September 30, 2008				Nine months ended September 30, 2008
	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%	%	%	%	%
Property-Casualty	1.3	(4.1)	(2.4)	7.8	(1.1)	(2.0)	(2.2)	3.1
Life/Health	(8.3)	2.5	(2.1)	(8.7)	(5.5)	2.3	(2.6)	(5.2)
Banking	(3.1)	0.8	0.0	(3.9)	(8.6)	0.2	0.0	(8.8)
Asset Management	(13.1)	(0.6)	(9.3)	(3.2)	(9.1)	(0.5)	(9.1)	0.5
thereof: Allianz Global Investors	(12.1)	(0.1)	(9.6)	(2.4)	(8.4)	(0.1)	(9.4)	1.1
Allianz Group	(3.8)	(0.5)	(2.5)	(0.8)	(3.5)	0.2	(2.5)	(1.2)

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Group Management Report     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

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Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Condensed Consolidated Interim Financial Statements

46	Consolidated Balance Sheets
47	Consolidated Income Statements
48	Consolidated Statements of Changes in Equity
49	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

51	1	Basis of presentation
51	2	Recently adopted accounting pronouncements and changes in the presentation of the condensed consolidated interim financial statements
54	3	Assets and liabilities of disposal groups classified as held for sale and discontinued operations
57	4	Consolidation
58	5	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

74	6	Financial assets carried at fair value through income
74	7	Investments
75	8	Loans and advances to banks and customers
75	9	Reinsurance assets
75	10	Deferred acquisition costs
75	11	Other assets
76	12	Non-current assets and assets and liabilities of disposal groups classified as held for sale
76	13	Intangible assets
76	14	Financial liabilities carried at fair value through income
77	15	Liabilities to banks and customers
77	16	Reserves for loss and loss adjustment expenses
78	17	Reserves for insurance and investment contracts
78	18	Other liabilities
78	19	Certificated liabilities
78	20	Participation certificates and subordinated liabilities
79	21	Equity

Supplementary Information to the Consolidated Income Statements

80	22	Premiums earned (net)
81	23	Interest and similar income
82	24	Income from financial assets and liabilities carried at fair value through income (net)
83	25	Realized gains/losses (net)
84	26	Fee and commission income
85	27	Other income
86	28	Income and expenses from fully consolidated private equity investments
88	29	Claims and insurance benefits incurred (net)
89	30	Change in reserves for insurance and investment contracts (net)
91	31	Interest expenses
91	32	Loan loss provisions
91	33	Impairments of investments (net)
92	34	Investment expenses
92	35	Acquisition and administrative expenses (net)
94	36	Fee and commission expenses
95	37	Income taxes
96	38	Earnings per share

Other Information
97	39	Supplemental information on the condensed consolidated statements of cash flows
97	40	Other information
98	41	Subsequent events

99		Review report

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Consolidated Balance Sheets

As of September 30, 2008 and as of December 31, 2007

	Note	As of September 30, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents		7,229	31,337
Financial assets carried at fair value through income	6	15,133	185,461
Investments	7	263,150	286,952
Loans and advances to banks and customers	8	118,941	396,702
Financial assets for unit linked contracts		57,098	66,060
Reinsurance assets	9	15,375	15,312
Deferred acquisition costs	10	22,023	19,613
Deferred tax assets		3,858	4,771
Other assets	11	33,935	38,025
Non-current assets and assets disposal groups classified as held for sale	3,12	468,601	3,503
Intangible assets	13	11,494	13,413
Total assets		1,016,837	1,061,149

	Note	As of September 30, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	14	5,175	126,053
Liabilities to banks and customers	15	20,702	336,494
Unearned premiums		17,631	15,020
Reserves for loss and loss adjustment expenses	16	64,865	63,706
Reserves for insurance and investment contracts	17	292,675	292,244
Financial liabilities for unit linked contracts		57,098	66,060
Deferred tax liabilities		3,376	3,973
Other liabilities	18	36,018	48,031
Liabilities of disposal groups classified as held for sale	3,12	459,594	1,293
Certificated liabilities	19	9,193	42,070
Participation certificates and subordinated liabilities	20	9,318	14,824
Total liabilities		975,645	1,009,768

Shareholders’ equity		37,548	47,753
Minority interests		3,644	3,628
Total equity	21	41,192	51,381

Total liabilities and equity		1,016,837	1,061,149

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Income Statements

For the three months and nine months ended September 30, 2008 and 2007

		Three months ended September 30,		Nine months ended September 30,
	Note	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written		15,873	15,262	50,433	49,598
Ceded premiums written		(1,895)	(1,546)	(4,536)	(4,772)
Change in unearned premiums		824	716	(1,774)	(1,562)
Premiums earned (net)	22	14,802	14,432	44,123	43,314
Interest and similar income	23	4,519	4,386	14,402	14,017
Income from financial assets and liabilities carried at fair value through income (net)	24	(64)	327	(237)	(567)
Realized gains/losses (net)	25	596	1,010	3,057	4,659
Fee and commission income	26	1,435	1,580	4,495	4,757
Other income	27	23	9	389	108
Income from fully consolidated private equity investments	28	649	686	1,855	1,627
Total income		21,960	22,430	68,084	67,915

Claims and insurance benefits incurred (gross)		(12,204)	(11,138)	(35,503)	(34,606)
Claims and Insurance benefits incurred (ceded)		899	622	2,097	2,581
Claims and insurance benefits incurred (net)	29	(11,305)	(10,516)	(33,406)	(32,025)
Change in reserves for insurance and investment contracts (net)	30	(1,439)	(2,254)	(4,750)	(7,322)
Interest expenses	31	(447)	(524)	(1,406)	(1,513)
Loan loss provisions	32	(4)	17	(10)	(4)
Impairments of investments (net)	33	(2,602)	(375)	(5,565)	(523)
Investment expenses	34	325	(275)	(270)	(721)
Acquisition and administrative expenses (net)	35	(4,354)	(4,740)	(13,341)	(13,886)
Fee and commission expenses	36	(575)	(499)	(1,778)	(1,567)
Amortization of intangible assets		(6)	(4)	(14)	(11)
Restructuring charges		(75)	26	(78)	(6)
Other expenses		(9)	(4)	(10)	(6)
Expenses from fully consolidated private equity investments	28	(642)	(682)	(1,796)	(1,598)
Total expenses		(21,133)	(19,830)	(62,424)	(59,182)

Income from continuing operations before income taxes and minority interests in earnings		827	2,600	5,660	8,733
Income taxes	37	(248)	(451)	(1,329)	(2,065)
Minority interests in earnings		(34)	(100)	(181)	(604)
Net income from continuing operations		545	2,049	4,150	6,064
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	3	(2,568)	(128)	(3,483)	1,237
Net income (loss)		(2,023)	1,921	667	7,301

		Three months ended September 30,		Nine months ended September 30,
	Note	2008 €	2007 €	2008 €	2007 €
Basic earnings per share	38	(4.49)	4.30	1.48	16.72
from continuing operations		121	4.59	9.22	13.89
from discontinued operations		(5.70)	(0.29)	(7.74)	2.83
Diluted earnings per share	38	(4.48)	4.23	1.41	16.41
from continuing operations		1.20	4.51	9.07	13.63
from discontinued operations		(5.68)	(0.28)	(7.66)	2.78

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2008 and 2007

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2006	25,398	13,070	(2,210)	13,392	49,650	7,180	56,830
Foreign currency translation adjustments	—	—	(819)	—	(819)	(139)	(958)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(531)	(531)	(45)	(576)
Transferred to net income on disposal or impairment	—	—	—	(2,577)	(2,577)	(99)	(2,676)
Cash flow hedges	—	–	—	18	18	—	18
Miscellaneous	—	(26)	—	—	(26)	16	(10)
Total income and expenses recognized directly in shareholders’ equity	—	(26)	(819)	(3,090)	(3,935)	(267)	(4,202)
Net income	—	7,301	—	—	7,301	667	7,968
Total recognized income and expenses for the period	—	7,275	(819)	(3,090)	3,366	400	3,766
Treasury shares	—	357	—	—	357	—	357
Transactions between equity holders	2,765	(6,832)	(66)	621	(3,512)	(3,660)	(7,172)
Dividends paid	—	(1,642)	—	—	(1,642)	(330)	(1,972)
Balance as of September 30, 2007	28,163	12,228	(3,095)	10,923	48,219	3,590	51,809
Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Foreign currency translation adjustments	—	—	1	(15)	(14)	54	40
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(8,015)	(8,015)	(95)	(8,110)
Transferred to net income on disposal or impairment	—	—	—	(92)	(92)	15	(77)
Cash flow hedges	—	—	—	(36)	(36)	(1)	(37)
Miscellaneous	—	(291)	—	—	(291)	75	(216)
Total income and expenses recognized directly in shareholders’ equity	—	(291)	1	(8,158)	(8,448)	48	(8,400)
Net income	—	667	—	—	667	224	891
Total recognized income and expenses for the period	—	376	1	(8,158)	(7,781)	272	(7,509)
Paid-in capital	203	—	—	—	203	—	203
Treasury shares	—	(3)	—	—	3	—	(3)
Transactions between equity holders	—	(153)	—	1	(152)	(21)	(173)
Dividends paid	—	(2,472)	—	—	(2,472)	(235)	(2,707)
Balance as of September 30, 2008	28,524	10,366	(3,655)	2,313	37,548	3,644	41,192

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Condensed Consolidated Interim Financial Statements

Allianz Group

Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2008 and 2007

	2008 € mn	2007 € mn
Summary:
Net cash flow provided by operating activities	26,566	10,950
Net cash flow used in investing activities	(19,191)	(12,955)
Net cash flow provided by financing activities	(12,378)	(2,687)
Effect of exchange rate changes on cash and cash equivalents	57	(76)
Change in cash and cash equivalents	(4,946)	(4,768)
Cash and cash equivalents at beginning of period	31,337	33,031
Cash and cash equivalents at end of period	26,391	28,263
Cash and cash equivalents reclassified to assets of disposal groups held for sale	19,162	—
Cash and cash equivalents at end of period of continuing operations	7,229	28,263

Cash flow from operating activities:
Net income	667	7,301
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	224	667
Share of earnings from investments in associates and joint ventures	(59)	(393)
Realized gains/losses (net) and impairments of investments (net) of:
Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	1,409	—
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	2,325	(4,819)
Other investments, mainly financial assets held for trading and designated at fair value through income	2,934	354
Depreciation and amortization	468	638
Loan loss provisions	336	87
Interest credited to policyholder accounts	2,570	2,651
Net change in:
Financial assets and liabilities held for trading	5,477	17,018
Reverse repurchase agreements and collateral paid for securities borrowing transactions	31,533	(39,890)
Repurchase agreements and collateral received from securities lending transactions	(27,969)	23,262
Reinsurance assets	142	181
Deferred acquisition costs	(955)	(802)
Unearned premiums	2,319	1,701
Reserves for losses and loss adjustment expenses	964	3
Reserves for insurance and investment contracts	1,560	4,710
Deferred tax assets/liabilities	329	273
Financial assets designated at fair value through income (only banking segment)	3,204	(1,007)
Financial liabilities designated at fair value through income (only banking segment)	2,925	109
Other (net)	(3,837)	(1,094)
Subtotal	25,899	3,649
Net cash flow provided by operating activities	26,566	10,950

Cash flow from investing activities:
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	2,797	7,517
Available-for-sale investments	76,091	99,394
Held-to-maturity investments	257	258
Investments in associates and joint ventures	925	702
Non-current assets and assets of disposal groups classified as held for sale	2,188	3
Real estate held for investment	406	737
Loans and advances to banks and customers (purchased loans)	5,324	6,613
Property and equipment	359	284
Subtotal	88,347	115,208

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Nine months ended September 30,	2008 € mn	2007 € mn
Payments for the purchase or origination of:
Financial assets designated at fair value through income	(3,039)	(8,866)
Available-for-sale investments	(84,448)	(99,757)
Held-to-maturity investments	(559)	(215)
Investments in associates and joint ventures	(680)	(1,831)
Non-current assets and assets of disposal groups classified as held for sale	(85)	—
Real estate held for investment	(148)	(319)
Loans and advances to banks and customers (purchased loans)	(6,453)	(9,085)
Property and equipment	(705)	(551)
Subtotal	(96,117)	(120,624)
Business combinations:
Acquisitions of subsidiaries, net of cash acquired	(152)	(1,580)
Change in other loans and advances to banks and customers (originated loans)	(11,013)	(6,730)
Other (net)	(256)	771
Net cash flow used in investing activities	(19,191)	(12,955)

Cash flow from financing activities:
Policyholders’ account deposits	9,499	8,198
Policyholders’ account withdrawals	(7,692)	(6,791)
Net change in liabilities to banks and customers	(5,492)	8,278
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	29,339	56,702
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(34,846)	(59,942)
Cash inflow from capital increases	203	—
Transactions between equity holders	(173)	(7,172)
Dividends paid to shareholders	(2,707)	(1,972)
Net cash from sale or purchase of treasury shares	(87)	25
Other (net)	(422)	(13)
Net cash flow used in financing activities	(12,378)	(2,687)

The following table shows the net cash flows provided by (used in) discontinued operations for the nine months ended September 30, 2008 and 2007 that are included in the consolidated statement of cash flows above.

Nine months ended September 30,	2008 € mn	2007 € mn
Net cash flow provided by (used in) operating activities from discontinued operations	24,154	(4,931)
Net cash flow used in investing activities from discontinued operations	(11,278)	(637)
Net cash flow used in financing activities from discontinued operations	(9,993)	(4,117)
Net cash flow provided by (used in) discontinued operations	2,883	(9,685)

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Allianz Group

Notes to the Condensed Consolidated Interim Financial Statements

1 Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The condensed consolidated interim financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB.

The condensed consolidated interim financial statements comply with all new or amended IFRS, where application is compulsory for the first time for periods beginning on January 1, 2008.

For existing and unchanged IFRS the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2007. These condensed consolidated interim financial statements should be read in conjunction with the audited financial statements included in the Allianz Group Annual Report 2007.

IFRS do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The condensed consolidated interim financial statements are presented in millions of Euro (€ mn).

2 Recently adopted accounting pronouncements and changes in the presentation of the condensed consolidated interim financial statements

Recently adopted accounting pronouncements

Amendments to IAS 39 and IFRS 7

In October 2008, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement, and IFRS 7, Financial Instruments: Disclosures, titled “Reclassification of financial assets”. The amendments to IAS 39 permit an entity to reclassify certain non-derivative financial assets out of the “held for trading” (“at fair value through income”) category and out of the “available-for-sale” category if the following specific conditions are met.

–	Debt instruments, classified as “held for trading”(“at fair value through income”) or “available-for-sale” may be reclassified to the “loans and receivable” category, if they meet the definition of loans and receivables at the reclassification date and where the Allianz Group has now the intention and ability to hold the assets for the foreseeable future or until maturity.

–	Any other debt instrument and any other equity instrument, classified as “held for trading” (“at fair value through income”) may be reclassified to the “held-to-maturity” category (debt instruments) or to the “available-for-sale” category in rare circumstances and where the Allianz Group has no longer the intention to sell or trade the assets in the short term. The IASB acknowledged, that the deterioration of the world’s financial markets, that has occurred during the third quarter of 2008 is a possible example of a “rare circumstance”.

The amendments to IAS 39 and IFRS 7 are effective July 1, 2008 and should be accounted for on a prospective basis from the date of reclassification. For reclassifications made before November 1, 2008, the amended IAS 39 permits an entity to use fair values as of July 1, 2008 instead of the prevailing fair value at the date of reclassification.

At the reclassification date non-derivative financial assets have to be reclassified at their fair value, which becomes the new cost or amortised cost of the financial asset, as applicable. Previously recognised gains and losses cannot be reversed.

After the reclassification date the existing requirements of IAS 39 for measuring financial assets at cost or at amortised cost apply.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Any reclassifications under the new requirements of the amended IAS 39 trigger additional extensive disclosure requirements specified in the amendments to IFRS 7.

Allianz Group adopted the amended IAS 39 and IFRS 7 in the third quarter 2008 and reclassified certain financial assets of its banking segment and held by Dresdner Bank Group before November 1, 2008 using the fair values as of July 1, 2008. However, due to the treatment of Dresdner Bank Group as disposal group held for sale and discontinued operation, the reclassifications had no impact on the net income of the Allianz Group for the three and nine months ended September 30, 2008.

Changes in the presentation of the condensed consolidated interim financial statements

As presented in the Notes to the Allianz Group’s consolidated financial statements for the year ended December 31, 2007, the Allianz Group identified certain prior period errors in 2007. The Allianz Group evaluated the errors individually and in the aggregate, and concluded that they were immaterial to the consolidated financial statements for all years in which they were included, and the Allianz Group corrected the errors in the 2007 consolidated financial statements. For these condensed consolidated interim financial statements, the following items were corrected in the consolidated statement of changes in equity:

As of September 30, 2007 € mn
Shareholders’ equity
Revenue reserves	(559)
Unrealized gains and losses (net)	(272)
Subtotal	(831)
Minority interests	771
Total equity	(60)

Reclassification of Dresdner Bank as disposal group held for sale and discontinued operation

On August 31, 2008 the Allianz Group and Commerzbank AG agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank AG. Following the announcement of the sale, Dresdner Bank qualifies as disposal group held for sale and discontinued operation according to the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Thus, all assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively, on the face of the consolidated balance sheet as of September 30, 2008. Comparative information has not been adjusted in accordance with IFRS 5.

All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “net income from discontinued operations, net of taxes and minority interests in earnings” in the consolidated income statements for all periods presented in accordance with IFRS 5.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

The following table summarizes the impact on the consolidated income statements for the three months ended September 30, 2007 and nine months ended September 30, 2007, respectively:

	Three months ended September 30, 2007			Nine months ended September 30, 2007
	As previously reported € mn	Classified as discontinued operations € mn	Reported as income and expense from continuing operations € mn	As previously reported € mn	Classified as discontinued operations € mn	Reported as income and expense from continuing operations € mn
Premiums written	15,262	—	15,262	49,598	—	49,598
Ceded premiums written	(1,546)	—	(1,546)	(4,722)	—	(4,722)
Change in unearned premiums	716	—	716	(1,562)	—	(1,562)
Premiums earned (net)	14,432	—	14,432	43,314	—	43,314
Interest and similar income	6,145	(1,759)	4,386	19,727	(5,710)	14,017
Income from financial assets and liabilities carried at fair value through income (net)	116	211	327	(112)	(455)	(567)
Realized gains/losses (net)	1,079	(69)	1,010	5,376	(717)	4,659
Fee and commission income	2,278	(698)	1,580	6,956	(2,199)	4,757
Other income	9	—	9	108	—	108
Income from fully consolidated private equity investments	686	—	686	1,627	—	1,627
Total income	24,745	(2,315)	22,430	76,996	(9,081)	67,915

Claims and insurance benefits incurred (gross)	(11,138)	—	(11,138)	(34,606)	—	(34,606)
Claims and Insurance benefits incurred (ceded)	622	—	622	2,581	—	2,581
Claims and insurance benefits incurred (net)	(10,516)	—	(10,516)	(32,025)	—	(32,025)
Change in reserves for insurance and investment contracts (net)	(2,254)	—	(2,254)	(7,322)	—	(7,322)
Interest expenses	(1,592)	1,068	(524)	(5,031)	3,518	(1,513)
Loan loss provisions	(15)	32	17	(87)	83	(4)
Impairments of investments (net)	(388)	13	(375)	(557)	34	(523)
Investment expenses	(278)	3	(275)	(741)	20	(721)
Acquisition and administrative expenses (net)	(5,751)	1,011	(4,740)	(17,339)	3,453	(13,886)
Fee and commission expenses	(588)	89	(499)	(1,823)	256	(1,567)
Amortization of intangible assets	(4)	—	(4)	(11)	—	(11)
Restructuring charges	22	4	26	(22)	16	(6)
Other expenses	(5)	1	(4)	8	(14)	(6)
Expenses from fully consolidated private equity investments	(682)	—	(682)	(1,598)	—	(1,598)
Total expenses	(22,051)	2,221	(19,830)	(66,548)	7,366	(59,182)

Income before income taxes and minority interests in earnings	2,694	(94)	2,600	10,448	(1,715)	8,733
Income taxes	(655)	204	(451)	(2,480)	415	(2,065)
Minority interests in earnings	(118)	18	(100)	(667)	63	(604)
Net income (loss)	1,921	128	2,049	7,301	(1,237)	6,064

For a detailed description of the transaction agreement see note 3 of this condensed consolidated interim financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

3 Assets and liabilities of disposal groups classified as held for sale and discontinued operations

Impact of the transaction agreement with Commerzbank AG regarding the sale of Dresdner Bank AG

On August 31, 2008, Allianz SE and Commerzbank AG agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank AG. The agreed consideration comprises a cash component, 315 mn shares of Commerzbank AG, the Asset Manager Cominvest, a distribution agreement and a receivable against a fund held in trust to cover losses for specific ABS assets. The fair value of these considerations amounted to € 7.8 bn as of September 30, 2008. The transaction will take place in two steps and is expected to be completed no later than the end of 2009. It is subject to approval by the regulatory authorities.

In the first step, Commerzbank AG will acquire 60.2% of the shares in Dresdner Bank AG from Allianz SE. In exchange Allianz SE will receive 163.5 mn new shares in Commerz-bank AG generated from a capital increase against contribution in kind, which is equivalent to a share of 18.4% of the increased share capital of Commerzbank AG. On the basis of the average XETRA closing price during August, these shares are worth € 3.4 bn. Commerzbank AG will pay Allianz SE an additional € 2.5 bn in cash. Thereof € 975 mn will be provided to the aforementioned trust account to cover ultimate losses for the specific ABS assets. The trust will be dissolved not later than 2018. In the transaction, Cominvest which is valued at € 0.7 bn will be transferred to Allianz SE.

In the second step, which is subject to the approval by the General Meetings of both entities, Dresdner Bank will be merged with Commerzbank AG and Allianz SE will receive shares in Commerzbank AG. The final stake in Commerzbank AG which Allianz SE will hold after the second step will depend on the exact exchange ratio of Commerzbank AG shares to Dresdner Bank AG shares. The expected stake that Allianz will hold in Commerzbank AG will amount to nearly 30%.

With the agreement of the sale transaction Dresdner Bank qualifies as disposal group held for sale and discontinued operation according to the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Thus, all assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively, on the face of the consolidated balance sheet as of September 30, 2008. Comparative information has not been adjusted in accordance with IFRS 5.

All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “net income from discontinued operations, net of taxes and minority interests in earnings” in the consolidated income statements for all periods presented in accordance with IFRS 5.

The following tables shows the assets and liabilities of disposal groups classified as held-for-sale.

As of September 30, 2008 € mn
Cash and cash equivalents	19,162
Financial assets carried at fair value through income	172,590
Investments	12,164
Loans and advances to banks and customers	253,907
Deferred tax assets	1,398
Other assets	6,967
Intangible assets	826
Total assets of disposal group classified as held for sale	467,014

As of September 30, 2008 € mn
Financial liabilities carried at fair value through income	153,355
Liabilities to banks and customers	264,194
Deferred tax liabilities	152
Other liabilities	9,316
Certificated liabilities	25,090
Participation certificates and subordinated liabilities	6,150
Total liabilities of disposal group classified as held for sale	458,257

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

The following table shows the accumulated other comprehensive income and expenses, net of tax

As of September 30, 2008 € mn
Accumulated other comprehensive income (expenses), net of tax
Gains on cash flow hedges, net of tax	24
Cumulative foreign currency translation adjustment, net of tax	(564)
Unrealized gains on securities, net of tax	92
Total accumulated other comprehensive loss, net of tax related to disposal groups classified as held for sale	(448)

Net income (loss) from discontinued operations for the three months ended September 30, 2008 and 2007, respectively is comprised of:

	Three months ended September 30, 2008			Three months ended September 30, 2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Interest and similar income	1,562	(58)	1,504	1,759	—	1,759
Income from financial assets and liabilities carried at fair value through income (net)	(464)	25	(439)	(197)	(14)	(211)
Realized gains/losses (net)	16	9	25	65	4	69
Fee and commission income	640	(24)	616	751	(53)	698
Other income	—	—	—	(1)	1	—
Total income from discontinued operations	1,754	(48)	1,706	2,377	(62)	2,315

Interest expenses	(972)	58	(914)	(1,086)	18	(1,068)
Loan loss provisions	(258)	—	(258)	(32)	—	(32)
Impairments of investments (net)	(231)	189	(42)	(13)	—	(13)
Investment expenses	(1)	1	—	(4)	1	(3)
Acquisition and administrative expenses (net)	(1,232)	6	(1,226)	(1,014)	3	(1,011)
Fee and commission expenses	(93)	(10)	(103)	(87)	(2)	(89)
Amortization of intangible assets	(2)	—	(2)	—	—	—
Restructuring charges	(32)	(1)	(33)	(4)	—	(4)
Other expenses	(16)	—	(16)	—	(1)	(1)
Total expenses from discontinued operations	(2,837)	243	(2,594)	(2,240)	19	(2,221)

Income from discontinued operations before income taxes and minority interests in earnings	(1,083)	195	(888)	137	(43)	94
Income taxes	(255)	2	(253)	(198)	(6)	(204)
Minority interests in earnings	(18)	—	(18)	(17)	(1)	(18)
Result from operating activities of discontinued operations	(1,356)	197	(1,159)	(78)	(50)	(128)

Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	(1,409)	—	(1,409)	—	—	—
Income taxes related to impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	—	—	—	—	—	—
After-tax impairment loss on remeasurement of assets of disposal group to fair value less costs to sell	(1,409)	—	(1,409)	—	—	—

Net income (loss) from discontinued operations	(2,765)	197	(2,568)	(78)	(50)	(128)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Net income (loss) from discontinued operations for the nine months ended September 30, 2008 and 2007, respectively is comprised of:

	Nine months ended September 30, 2008			Nine months ended September 30, 2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Interest and similar income	5,371	(114)	5,257	5,753	(43)	5,710
Income from financial assets and liabilities carried at fair value through income (net)	(1,644)	205	(1,439)	486	(31)	455
Realized gains/losses (net)	178	107	285	243	474	717
Fee and commission income	1,922	(162)	1,760	2,374	(175)	2,199
Other income	1	(1)	—	(1)	1	—
Total income from discontinued operations	5,828	35	5,863	8,855	226	9,081

Interest expenses	(3,526)	125	(3,401)	(3,585)	67	(3,518)
Loan loss provisions	(327)	—	(327)	(83)	—	(83)
Impairments of investments (net)	(291)	189	(102)	(34)	—	(34)
Investment expenses	(2)	—	(2)	(20)	—	(20)
Acquisition and administrative expenses (net)	(3,339)	13	(3,326)	(3,478)	25	(3,453)
Fee and commission expenses	(273)	6	(267)	(264)	8	(256)
Amortization of intangible assets	(2)	—	(2)	—	—	—
Restructuring charges	(17)	—	(17)	(17)	1	(16)
Other expenses	(52)	—	(52)	16	(2)	14
Total expenses from discontinued operations	(7,829)	333	(7,496)	(7,465)	99	(7,366)

Income from discontinued operations before income taxes and minority interests in earnings	(2,001)	368	(1,633)	1,390	325	1,715
Income taxes	(393)	(5)	(398)	(414)	(1)	(415)
Minority interests in earnings	(42)	(1)	(43)	(59)	(4)	(63)
Result from operating activities of discontinued operations	(2,436)	362	(2,074)	917	320	1,237

Impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	(1,409)	—	(1,409)	—	—	—
Income taxes related to impairment loss recognized on remeasurement of assets of disposal group to fair value less costs to sell	—	—	—	—	—	—
After-tax impairment loss on remeasurement of assets of disposal group to fair value less costs to sell	(1,409)	—	(1,409)	—	—	—

Net income (loss) from discontinued operations	(3,845)	362	(3,483)	917	320	1,237

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

4 Consolidation

Significant acquisitions

In April 2008, the Allianz Group signed a share purchase agreement to acquire 47.1% of shares in the non-life insurer Koç Allianz Sigorta AŞ, Istanbul, and 51.0% of the shares in the life-insurance and pension company Koç Allianz Hayat ve Emeklilik AŞ, Istanbul, for a total consideration of € 373 mn. The transaction has been approved by the relevant regulatory and competition board on July 21, 2008 so that Allianz Group now controls 84.2% and 89.0%, respectively. Since October 7, 2008, the companies operate under the name Allianz Sigorta AŞ and Allianz Hayat ve Emeklilik AŞ.

Components of costs

As of July 21, 2008 € mn
Purchase price Koç Allianz Sigorta AŞ (47.1%)	248
Purchase price Koç Allianz Hayat ve Emeklilik AŞ (51.0%)	125
Total purchase price	373

The impact of Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik AŞ on the Group’s net income as of September 30, 2008 was € 5.9 mn.

The amounts recognized for major classes of assets and liabilities are as follows:

	As of July 21, 2008
	Fair value € mn	Carrying amount € mn
Cash and cash equivalents	221	221
Investments	386	374
Financial assets for unit linked contracts	150	150
Reinsurance assets	136	136
Deferred acquisition costs	51	6
Other assets	201	183
Total assets	1,145	1,070

Unearned premiums	249	249
Reserves for loss and loss adjustments	117	117
Reserves for insurance and investment contracts	269	263
Financial liabilities for unit linked contracts	150	150
Other liabilities	91	86
Total equity	270	206
Total liabilities and equity	1,145	1,070

The purchase accounting effects may be adjusted up to one year from the acquisition date upon the finalization of the valuation process. In addition, the Allianz Group continues to evaluate the recognition of separately identifiable intangible assets and the relevant amortization period for recognized intangible assets.

The premiums written and premiums earned (net) of the combined entity (Allianz Group including Koç) for the nine months ended September 30, 2008 would have been € 50,684 mn and € 44,344 mn, respectively, if the acquisition date had been on January 1, 2008. The net income of the combined entity for the nine months ended September 30, 2008 would have been € 697 mn if the acquisition date had been on January 1, 2008.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

5 Segment reporting

Business Segment Information – Consolidated Balance Sheets

As of September 30, 2008 and as of December 31, 2007

	Property-Casualty		Life/Health
	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents	2,725	4,985	2,989	8,779
Financial assets carried at fair value through income	2,122	3,302	12,365	13,216
Investments	77,148	83,741	186,488	187,289
Loans and advances to banks and customers	17,283	20,712	91,303	91,188
Financial assets for unit linked contracts	—	—	57,098	66,060
Reinsurance assets	10,259	10,317	5,175	5,043
Deferred acquisition costs	3,917	3,681	17,952	15,838
Deferred tax assets	1,785	1,442	672	316
Other assets	24,604	21,409	17,951	13,294
Non-current assets and assets of disposal groups classified as held for sale	—	455	—	777
Intangible assets	2,489	2,332	2,309	2,218
Total assets	142,332	152,376	394,302	404,018

	Property-Casualty		Life/Health
	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	111	96	4,851	5,147
Liabilities to banks and customers	1,720	6,865	1,952	6,078
Unearned premiums	15,284	13,163	2,359	1,858
Reserves for loss and loss adjustment expenses	56,674	56,943	8,203	6,773
Reserves for insurance and investment contracts	8,619	8,976	284,025	283,139
Financial liabilities for unit linked contracts	—	—	57,098	66,060
Deferred tax liabilities	2,428	2,606	687	946
Other liabilities	19,822	22,989	19,854	17,741
Liabilities of disposal groups classified as held for sale	—	—	—	—
Certificated liabilities	164	158	2	3
Participation certificates and subordinated liabilities	845	905	65	60
Total liabilities	105,667	112,701	379,096	387,805

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn

671	17,307	893	770	444	445	(493)	(949)	7,229	31,337
95	168,339	771	980	646	887	(866)	(1,263)	15,133	185,461
3,700	16,284	859	879	101,527	102,894	(106,572)	(104,135)	263,150	286,952
14,586	295,506	529	469	7,348	4,754	(12,108)	(15,927)	118,941	396,702
—	—	—	—	—	—	—	—	57,098	66,060
—	—	—	—	—	—	(59)	(48)	15,375	15,312
—	—	154	94	—	—	—	—	22,023	19,613
71	1,733	173	161	1,183	935	(26)	184	3,858	4,771
327	8,199	3,226	3,452	5,439	8,519	(17,612)	(16,848)	33,935	38,025
470,989	4	—	—	1,587	2,267	(3,975)	—	468,601	3,503
202	2,379	6,248	6,227	246	257	—	—	11,494	13,413
490,641	509,751	12,853	13,032	118,420	120,958	(141,711)	(138,986)	1,016,837	1,061,149

Banking		Asset Management		Corporate		Consolidation		Group
As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn	As of September 30, 2008 € mn	As of December 31, 2007 € mn

26	120,383	—	—	776	1,376	(589)	(949)	5,175	126,053
16,191	320,388	815	807	6,979	13,023	(6,955)	(10,667)	20,702	336,494
—	—	—	—	—	—	(12)	(1)	17,631	15,020
—	—	—	—	—	—	(12)	(10)	64,865	63,706
—	—	—	—	262	358	(231)	(229)	292,675	292,244
—	—	—	—	—	—	—	—	57,098	66,060
—	102	28	35	260	88	(27)	196	3,376	3,973
893	11,010	3,201	3,647	16,428	13,333	(24,180)	(20,689)	36,018	48,031
461,836	1	—	—	1,337	1,292	(3,579)	—	459,594	1,293
1,428	34,778	—	—	9,909	9,567	(2,310)	(2,436)	9,193	42,070
185	7,966	14	14	8,442	7,069	(233)	(1,190)	9,318	14,824
480,559	494,628	4,058	4,503	44,393	46,106	(38,128)	(35,975)	975,645	1,009,768
						Total equity		41,192	51,381
						Total liabilities and equity		1,016,837	1,061,149

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Business Segment Information – Consolidated Income Statements

For the three months ended September 30, 2008 and 2007

	Property-Casualty		Life/Health
Three months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written	10,816	10,674	5,068	4,593
Ceded premiums written	(1,771)	(1,460)	(135)	(91)
Change in unearned premiums	867	737	(43)	(21)
Premiums earned (net)	9,912	9,951	4,890	4,481
Interest and similar income	1,049	1,007	3,319	3,174
Income from financial assets and liabilities carried at fair value through income (net)	(98)	51	42	234
Realized gains/losses (net)	510	315	80	628
Fee and commission income	292	290	90	171
Other income	—	14	25	10
Income from fully consolidated private equity investments	1	—	5	—
Total income	11,666	11,628	8,451	8,698

Claims and insurance benefits incurred (gross)	(7,725)	(7,122)	(4,487)	(4,010)
Claims and insurance benefits incurred (ceded)	784	507	123	109
Claims and insurance benefits incurred (net)	(6,941)	(6,615)	(4,364)	(3,901)
Change in reserves for insurance and investment contracts (net)	32	(114)	(1,463)	(2,140)
Interest expenses	(69)	(108)	(84)	(85)
Loan loss provisions	(1)	5	4	1
Impairments of investments (net)	(712)	(76)	(1,653)	(289)
Investment expenses	53	(74)	171	(235)
Acquisition and administrative expenses (net)	(2,597)	(2,745)	(929)	(1,113)
Fee and commission expenses	(261)	(193)	(43)	(49)
Amortization of intangible assets	(4)	(3)	—	(1)
Restructuring charges	(40)	38	(36)	(4)
Other expenses	(2)	(4)	(6)	—
Expenses from fully consolidated private equity investments	(1)	—	(5)	—
Total expenses	(10,543)	(9,889)	(8,408)	(7,816)

Income (loss) from continuing operations before income taxes and minority interests in earnings	1,123	1,739	43	882
Income taxes	(303)	34	(41)	(293)
Minority interests in earnings	(29)	(65)	(7)	(26)
Net income (loss) from continuing operations	791	1,708	(5)	563
Net loss from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	791	1,708	(5)	563

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
—	—	—	—	—	—	(11)	(5)	15,873	15,262
—	—	—	—	—	—	11	5	(1,895)	(1,546)
—	—	—	—	—	—	—	—	824	716
—	—	—	—	—	—	—	—	14,802	14,432
240	219	21	39	192	221	(302)	(274)	4,519	4,386
1	(6)	(48)	8	107	44	(68)	(4)	(64)	327
(3)	15	1	—	29	15	(21)	37	596	1,010
91	117	1,016	1,071	41	40	(95)	(109)	1,435	1,580
—	—	7	4	—	—	(9)	(19)	23	9
—	—	—	—	643	686	—	—	649	686
329	345	997	1,122	1,012	1,006	(495)	(369)	21,960	22,430

—	—	—	—	—	—	8	(6)	(12,204)	(11,138)
—	—	—	—	—	—	(8)	6	899	622
—	—	—	—	—	—	—	—	(11,305)	(10,516)
—	—	—	—	—	—	(8)	—	(1,439)	(2,254)
(166)	(148)	(6)	(16)	(387)	(402)	265	235	(447)	(524)
(7)	11	—	—	—	—	—	—	(4)	17
(30)	—	(4)	—	(204)	(10)	1	—	(2,602)	(375)
1	1	(1)	1	48	(18)	53	50	325	(275)
(133)	(152)	(596)	(570)	(104)	(171)	5	11	(4,354)	(4,740)
(43)	(55)	(291)	(304)	(34)	(36)	97	138	(575)	(499)
(2)	—	—	—	—	—	—	—	(6)	(4)
1	—	—	—	—	(8)	—	—	(75)	26
(1)	(1)	—	—	—	—	—	1	(9)	(4)
—	—	—	—	(636)	(682)	—	—	(642)	(682)
(380)	(344)	(898)	(889)	(1,317)	(1,327)	413	435	(21,133)	(19,830)

(51)	1	99	233	(305)	(321)	(82)	66	827	2,600
(16)	21	(46)	(87)	150	(126)	8	—	(248)	(451)
5	2	(1)	(4)	(4)	(8)	2	1	(34)	(100)
(62)	24	52	142	(159)	(455)	(72)	67	545	2,049
(2,765)	(78)	—	—	—	—	197	(50)	(2,568)	(128)
(2,827)	(54)	52	142	(159)	(455)	125	17	(2,023)	1,921

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Business Segment Information – Consolidated Income Statements

For the nine months ended September 30, 2008 and 2007

	Property-Casualty		Life/Health
Nine months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written	34,368	34,767	16,087	14,844
Ceded premiums written	(4,171)	(4,291)	(387)	(444)
Change in unearned premiums	(1,664)	(1,511)	(110)	(51)
Premiums earned (net)	28,533	28,965	15,590	14,349
Interest and similar income	3,431	3,393	10,333	10,112
Income from financial assets and liabilities carried at fair value through income (net)	(67)	37	(71)	(745)
Realized gains/losses (net)	1,901	1,299	967	2,484
Fee and commission income	852	842	429	506
Other income	257	109	140	73
Income from fully consolidated private equity investments	1	—	8	—
Total income	34,908	34,645	27,396	26,779

Claims and insurance benefits incurred (gross)	(21,261)	(21,389)	(14,254)	(13,224)
Claims and insurance benefits incurred (ceded)	1,772	2,125	337	463
Claims and insurance benefits incurred (net)	(19,489)	(19,264)	(13,917)	(12,761)
Change in reserves for insurance and investment contracts (net)	(67)	(292)	(4,655)	(6,975)
Interest expenses	(248)	(292)	(209)	(287)
Loan loss provisions	(2)	(4)	10	(2)
Impairments of investments (net)	(1,560)	(130)	(3,541)	(382)
Investment expenses	(149)	(217)	(239)	(594)
Acquisition and administrative expenses (net)	(7,577)	(8,125)	(3,322)	(3,102)
Fee and commission expenses	(757)	(580)	(173)	(154)
Amortization of intangible assets	(11)	(9)	(1)	(2)
Restructuring charges	(39)	16	(39)	(12)
Other expenses	(2)	(4)	(7)	—
Expenses from fully consolidated private equity investments	(1)	—	(8)	—
Total expenses	(29,902)	(28,901)	(26,101)	(24,271)

Income (loss) from continuing operations before income taxes and minority interests in earnings	5,006	5,744	1,295	2,508
Income taxes	(1,213)	(1,081)	(377)	(728)
Minority interests in earnings	(123)	(395)	(46)	(185)
Net income (loss) from continuing operations	3,670	4,268	872	1,595
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	3,670	4,268	872	1,595

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
—	—	—	—	—	—	(22)	(13)	50,433	49,598
—	—	—	—	—	—	22	13	(4,536)	(4,722)
—	—	—	—	—	—	—	—	(1,774)	(1,562)
—	—	—	—	—	—	—	—	44,123	43,314
735	649	71	105	707	620	(875)	(862)	14,402	14,017
(10)	6	(49)	31	197	85	(237)	19	(237)	(567)
1	25	9	3	178	1,003	1	(155)	3,057	4,659
339	395	3,054	3,224	153	129	(332)	(339)	4,495	4,757
—	—	19	11	1	14	(28)	(99)	389	108
—	—	—	—	1,846	1,627	—	—	1,855	1,627
1,065	1,075	3,104	3,374	3,082	3,478	(1,471)	(1,436)	68,084	67,915

—	—	—	—	—	—	12	7	(35,503)	(34,606)
—	—	—	—	—	—	(12)	(7)	2,097	2,581
—	—	—	—	—	—	—	—	(33,406)	(32,025)
—	—	—	—	—	—	(28)	(55)	(4,750)	(7,322)
(495)	(414)	(29)	(46)	(1,178)	(1,149)	753	675	(1,406)	(1,513)
(18)	2	—	—	—	—	—	—	(10)	(4)
(35)	(1)	(9)	—	(370)	(10)	(50)	—	(5,565)	(523)
6	5	(1)	1	(46)	(72)	159	156	(270)	(721)
(409)	(432)	(1,746)	(1,715)	(323)	(539)	36	27	(13,341)	(13,886)
(153)	(181)	(902)	(946)	(100)	(97)	307	391	(1,778)	(1,567)
(2)	—	—	—	—	—	—	—	(14)	(11)
—	—	—	(2)	—	(8)	—	—	(78)	(6)
(1)	(2)	—	—	—	—	—	—	(10)	(6)
—	—	—	—	(1,787)	(1,598)	—	—	(1,796)	(1,598)
(1,107)	(1,023)	(2,687)	(2,708)	(3,804)	(3,473)	1,177	1,194	(62,424)	(59,182)

(42)	52	417	666	(722)	5	(294)	(242)	5,660	8,733
(31)	13	(163)	(268)	420	(71)	35	70	(1,329)	(2,065)
1	—	(4)	(23)	(14)	(16)	5	15	(181)	(604)
(72)	65	250	375	(316)	(82)	(254)	(157)	4,150	6,064
(3,845)	917	—	—	—	—	362	320	(3,483)	1,237
(3,917)	982	250	375	(316)	(82)	108	163	667	7,301

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Business Segment Information – Total revenues and reconciliation of

Operating Profit and Net Income For the three months ended September 30, 2008 and 2007

	Property-Casualty 1)		Life/Health 1)
Three months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Total revenues 2)	10,816	10,674	9,415	10,268

Premiums earned (net)	9,912	9,951	4,890	4,481
Interest and similar income	1,049	1,007	3,319	3,174
Operating income from financial assets and liabilities carried at fair value through income (net)	(69)	77	59	231
Operating realized gains/losses (net)	(20)	13	100	617
Fee and commission income	292	290	90	171
Other income	—	14	25	10
Income from fully consolidated private equity investments	1	—	5	—
Claims and insurance benefits incurred (net)	(6,941)	(6,615)	(4,364)	(3,901)
Change in reserves for insurance and investment contracts (net)	32	(114)	(1,463)	(2,140)
Interest expenses, excluding interest expenses from external debt	(69)	(108)	(84)	(85)
Loan loss provisions	(1)	5	4	1
Operating impairments of investments (net)	(129)	(17)	(1,553)	(288)
Investment expenses	53	(74)	171	(235)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(2,597)	(2,745)	(929)	(1,113)
Fee and commission expenses	(261)	(193)	(43)	(49)
Operating restructuring charges	—	—	2	(1)
Other expenses	(2)	(4)	(6)	—
Expenses from fully consolidated private equity investments	(1)	—	(5)	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	1,249	1,487	218	873

Non-operating income from financial assets and liabilities carried at fair value through income (net)	(29)	(26)	(17)	3
Non-operating realized gains/losses (net)	530	302	(20)	11
Non-operating impairments of investments (net)	(583)	(59)	(100)	(1)
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(4)	(3)	—	(1)
Non-operating restructuring charges	(40)	38	(38)	(3)
Reclassification of tax benefits	—	—	—	—
Non-operating items	(126)	252	(175)	9

Income (loss) from continuing operations before income taxes and minority interests in earnings	1,123	1,739	43	882
Income taxes	(303)	34	(41)	(293)
Minority interests in earnings	(29)	(65)	(7)	(26)
Net income (loss) from continuing operations	791	1,708	(5)	563
Net loss from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	791	1,708	(5)	563

1) Since	the first quarter 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating  revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
123	127	698	803	—	—	28	43	21,080	21,915

—	—	—	—	—	—	—	—	14,802	14,432
240	219	21	39	192	221	(302)	(274)	4,519	4,386
1	(6)	(48)	8	(38)	(39)	(41)	8	(136)	279
—	—	—	—	—	—	(1)	—	79	630
91	117	1,016	1,071	41	40	(95)	(109)	1,435	1,580
—	—	7	4	—	—	(9)	(19)	23	9
—	—	—	—	643	686	—	—	649	686
—	—	—	—	—	—	—	—	(11,305)	(10,516)
—	—	—	—	—	—	(8)	—	(1,439)	(2,254)
(166)	(148)	(6)	(16)	(160)	(131)	265	235	(220)	(253)
(7)	11	—	—	—	—	—	—	(4)	17
—	—	—	—	—	—	1	—	(1,681)	(305)
1	1	(1)	1	48	(18)	53	50	325	(275)
(133)	(152)	(512)	(473)	(110)	(196)	5	11	(4,276)	(4,668)
(43)	(55)	(291)	(304)	(34)	(36)	97	138	(575)	(499)
—	—	—	—	—	—	—	—	2	(1)
(1)	(1)	—	—	—	—	—	1	(9)	(4)
—	—	—	—	(636)	(682)	—	—	(642)	(682)
—	—	—	—	—	—	9	1	9	1
(17)	(14)	186	330	(54)	(155)	(26)	42	1,556	2,563

—	—	—	—	145	83	(27)	(12)	72	48
(3)	15	1	—	29	15	(20)	37	517	380
(30)	—	(4)	—	(204)	(10)	—	—	(921)	(70)
—	—	—	—	(227)	(271)	—	—	(227)	(271)
—	—	(84)	(97)	6	25	—	—	(78)	(72)
(2)	—	—	—	—	—	—	—	(6)	(4)
1	—	—	—	—	(8)	—	—	(77)	27
—	—	—	—	—	—	(9)	(1)	(9)	(1)
(34)	15	(87)	(97)	(251)	(166)	(56)	24	(729)	37

(51)	1	99	233	(305)	(321)	(82)	66	827	2,600
(16)	21	(46)	(87)	150	(126)	8	—	(248)	(451)
5	2	(1)	(4)	(4)	(8)	2	1	(34)	(100)
(62)	24	52	142	(159)	(455)	(72)	67	545	2,049
(2,765)	(78)	—	—	—	—	197	(50)	(2,568)	(128)
(2,827)	(54)	52	142	(159)	(455)	125	17	(2,023)	1,921

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Allianz Group

Business Segment Information – Total revenues and reconciliation of

Operating Profit and Net Income For the nine months ended September 30, 2008 and 2007

	Property-Casualty 1)		Life/Health 1)
Nine months ended September 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Total revenues 2)	34,368	34,767	32,471	34,352

Premiums earned (net)	28,533	28,965	15,590	14,349
Interest and similar income	3,431	3,393	10,333	10,112
Operating income from financial assets and liabilities carried at fair value through income (net)	(115)	93	(62)	(748)
Operating realized gains/losses (net)	38	48	1,022	2,351
Fee and commission income	852	842	429	506
Other income	257	109	140	73
Income from fully consolidated private equity investments	1	—	8	—
Claims and insurance benefits incurred (net)	(19,489)	(19,264)	(13,917)	(12,761)
Change in reserves for insurance and investment contracts (net)	(67)	(292)	(4,655)	(6,975)
Interest expenses, excluding interest expenses from external debt	(248)	(292)	(209)	(287)
Loan loss provisions	(2)	(4)	10	(2)
Operating impairments of investments (net)	(294)	(24)	(3,431)	(381)
Investment expenses	(149)	(217)	(239)	(594)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(7,577)	(8,125)	(3,322)	(3,102)
Fee and commission expenses	(757)	(580)	(173)	(154)
Operating restructuring charges	—	—	1	(6)
Other expenses	(2)	(4)	(7)	—
Expenses from fully consolidated private equity investments	(1)	—	(8)	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	4,411	4,648	1,510	2,381

Non-operating income from financial assets and liabilities carried at fair value through income (net)	48	(56)	(9)	3
Non-operating realized gains/losses (net)	1,863	1,251	(55)	133
Non-operating impairments of investments (net)	(1,266)	(106)	(110)	(1)
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(11)	(9)	(1)	(2)
Non-operating restructuring charges	(39)	16	(40)	(6)
Reclassification of tax benefits	—	—	—	—
Non-operating items	595	1,096	(215)	127

Income (loss) from continuing operations before income taxes and minority interests in earnings	5,006	5,744	1,295	2,508
Income taxes	(1,213)	(1,081)	(377)	(728)
Minority interests in earnings	(123)	(395)	(46)	(185)
Net income (loss) from continuing operations	3,670	4,268	872	1,595
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	3,670	4,268	872	1,595

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
416	455	2,163	2,380	—	—	107	120	69,525	72,074

—	—	—	—	—	—	—	—	44,123	43,314
735	649	71	105	707	620	(875)	(862)	14,402	14,017
(10)	6	(49)	31	(83)	1	(45)	5	(364)	(612)
—	—	—	—	—	—	16	13	1,076	2,412
339	395	3,054	3,224	153	129	(332)	(339)	4,495	4,757
—	—	19	11	1	14	(28)	(99)	389	108
—	—	—	—	1,846	1,627	—	—	1,855	1,627
—	—	—	—	—	—	—	—	(33,406)	(32,025)
—	—	—	—	—	—	(28)	(55)	(4,750)	(7,322)
(495)	(414)	(29)	(46)	(466)	(378)	753	675	(694)	(742)
(18)	2	—	—	—	—	—	—	(10)	(4)
—	—	—	—	—	—	(16)	—	(3,741)	(405)
6	5	(1)	1	(46)	(72)	159	156	(270)	(721)
(409)	(432)	(1,455)	(1,413)	(350)	(512)	36	27	(13,077)	(13,557)
(153)	(181)	(902)	(946)	(100)	(97)	307	391	(1,778)	(1,567)
—	—	—	—	—	—	—	—	1	(6)
(1)	(2)	—	—	—	—	—	—	(10)	(6)
—	—	—	—	(1,787)	(1,598)	—	—	(1,796)	(1,598)
—	—	—	—	—	—	32	45	32	45
(6)	28	708	967	(125)	(266)	(21)	(43)	6,477	7,715

—	—	—	—	280	84	(192)	14	127	45
1	25	9	3	178	1,003	(15)	(168)	1,981	2,247
(35)	(1)	(9)	—	(370)	(10)	(34)	—	(1,824)	(118)
—	—	—	—	(712)	(771)	—	—	(712)	(771)
—	—	(291)	(302)	27	(27)	—	—	(264)	(329)
(2)	—	—	—	—	—	—	—	(14)	(11)
—	—	—	(2)	—	(8)	—	—	(79)	—
—	—	—	—	—	—	(32)	(45)	(32)	(45)
(36)	24	(291)	(301)	(597)	271	(273)	(199)	(817)	1,018

(42)	52	417	666	(722)	5	(294)	(242)	5,660	8,733
(31)	13	(163)	(268)	420	(71)	35	70	(1,329)	(2,065)
1	—	(4)	(23)	(14)	(16)	5	15	(181)	(604)
(72)	65	250	375	(316)	(82)	(254)	(157)	4,150	6,064
(3,845)	917	—	—	—	—	362	320	(3,483)	1,237
(3,917)	982	250	375	(316)	(82)	108	163	667	7,301

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Operating Profit

The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

The Allianz Group believes that trends in the underlying profitability of its business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Property-Casualty Segment1)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Gross premiums written2)	10,816	10,674	34,368	34,767
Ceded premiums written	(1,771)	(1,460)	(4,171)	(4,291)
Change in unearned premiums	867	737	(1,664)	(1,511)
Premiums earned (net)	9,912	9,951	28,533	28,965
Interest and similar income	1,049	1,007	3,431	3,393
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(69)	77	(115)	93
Operating realized gains/losses (net)4)	(20)	13	38	48
Fee and commission income	292	290	852	842
Other income	—	14	257	109
Income from fully consolidated private equity investments	1	—	1	—
Operating revenues	11,165	11,352	32,997	33,450

Claims and insurance benefits incurred (net)	(6,941)	(6,615)	(19,489)	(19,264)
Changes in reserves for insurance and investment contracts (net)	32	(114)	(67)	(292)
Interest expenses	(69)	(108)	(248)	(292)
Loan loss provisions	(1)	5	(2)	(4)
Operating impairments of investments (net)5)	(129)	(17)	(294)	(24)
Investment expenses	53	(74)	(149)	(217)
Acquisition and administrative expenses (net)	(2,597)	(2,745)	(7,577)	(8,125)
Fee and commission expenses	(261)	(193)	(757)	(580)
Other expenses	(2)	(4)	(2)	(4)
Expenses from fully consolidated private equity investments	(1)	—	(1)	—
Operating expenses	(9,916)	(9,865)	(28,586)	(28,802)

Operating profit	1,249	1,487	4,411	4,648

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	(29)	(26)	48	(56)
Non-operating realized gains/losses (net)4)	530	302	1,863	1,251
Non-operating impairments of investments (net)5)	(583)	(59)	(1,266)	(106)
Amortization of intangible assets	(4)	(3)	(11)	(9)
Restructuring charges	(40)	38	(39)	16
Non-operating items	(126)	252	595	1,096

Income before income taxes and minority interests in earnings	1,123	1,739	5,006	5,744

Income taxes	(303)	34	(1,213)	(1,081)
Minority interests in earnings	(29)	(65)	(123)	(395)
Net income	791	1,708	3,670	4,268

Loss ratio6) in %	70.0	66.5	68.3	66.5
Expense ratio7) in %	26.2	27.6	26.6	28.1
Combined ratio8) in %	96.2	94.1	94.9	94.6

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Life/Health Segment1)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Statutory premiums2)	9,415	10,268	32,471	34,352
Ceded premiums written	(172)	(108)	(439)	(487)
Change in unearned premiums	(34)	(17)	(100)	(41)
Statutory premiums (net)	9,209	10,143	31,932	33,824
Deposits from SFAS 97 insurance and investment contracts	(4,319)	(5,662)	(16,342)	(19,475)
Premiums earned (net)	4,890	4,481	15,590	14,349
Interest and similar income	3,319	3,174	10,333	10,112
Operating income from financial assets and liabilities carried at fair value through income (net)3)	59	231	(62)	(748)
Operating realized gains/losses (net)4)	100	617	1,022	2,351
Fee and commission income	90	171	429	506
Other income	25	10	140	73
Income from fully consolidated private equity investments	5	—	8	—
Operating revenues	8,488	8,684	27,460	26,643

Claims and insurance benefits incurred (net)	(4,364)	(3,901)	(13,917)	(12,761)
Changes in reserves for insurance and investment contracts (net)	(1,463)	(2,140)	(4,655)	(6,975)
Interest expenses	(84)	(85)	(209)	(287)
Loan loss provisions	4	1	10	(2)
Operating impairments of investments (net)5)	(1,553)	(288)	(3,431)	(381)
Investment expenses	171	(235)	(239)	(594)
Acquisition and administrative expenses (net)	(929)	(1,113)	(3,322)	(3,102)
Fee and commission expenses	(43)	(49)	(173)	(154)
Operating restructuring charges6)	2	(1)	1	(6)
Other expenses	(6)	—	(7)	—
Expenses from fully consolidated private equity investments	(5)	—	(8)	—
Operating expenses	(8,270)	(7,811)	(25,950)	(24,262)

Operating profit	218	873	1,510	2,381

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	(17)	3	(9)	3
Non-operating realized gains/losses (net)4)	(20)	11	(55)	133
Non-operating impairments of investments (net)5)	(100)	(1)	(110)	(1)
Amortization of intangible assets	—	(1)	(1)	(2)
Non-operating restructuring charges6)	(38)	(3)	(40)	(6)
Non-operating items	(175)	9	(215)	127

Income before income taxes and minority interests in earnings	43	882	1,295	2,508

Income taxes	(41)	(293)	(377)	(728)
Minority interests in earnings	(7)	(26)	(46)	(185)
Net income (loss)	(5)	563	872	1,595

Statutory expense ratio7) in %	10.1	11.0	10.4	9.2

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	The total of these items equals restructuring charges in the segment income statement.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking Segment

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Net interest income1)	74	71	240	235
Net fee and commission income2)	48	62	186	214
Trading income (net)3)	1	(6)	(10)	6
Income from financial assets and liabilities designated at fair value through income (net)3)	—	—	—	—
Operating revenues4)	123	127	416	455

Administrative expenses	(133)	(152)	(409)	(432)
Investment expenses	1	1	6	5
Other expenses	(1)	(1)	(1)	(2)
Operating expenses	(133)	(152)	(404)	(429)

Loan loss provisions	(7)	11	(18)	2
Operating profit (loss)	(17)	(14)	(6)	28

Realized gains/losses (net)	(3)	15	1	25
Impairments of investments (net)	(30)	—	(35)	(1)
Amortization of intangible assets	(2)	—	(2)	—
Restructuring charges	1	—	—	—
Non-operating items	(34)	15	(36)	24

Income (loss) from continuing operations before income taxes and minority interests in earnings	(51)	1	(42)	52

Income taxes	(16)	21	(31)	13
Minority interests in earnings	5	2	1	—
Net income (loss) from continuing operations	(62)	24	(72)	65
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	(2,765)	(78)	(3,845)	917
Net income (loss)	(2,827)	(54)	(3,917)	982

Cost-income ratio5) in %	108.1	119.7	97.1	94.3

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Asset Management Segment

	Three months ended September 30,				Nine months ended September 30,
	2008		2007		2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income1)	725	714	767	747	2,152	2,112	2,278	2,218
Net interest income2)	14	11	24	19	41	37	60	55
Income from financial assets and liabilities carried at fair value through income (net)	(48)	(48)	8	8	(49)	(49)	31	30
Other income	7	7	4	4	19	19	11	11
Operating revenues3)	698	684	803	778	2,163	2,119	2,380	2,314

Administrative expenses, excluding acquisition-related expenses4)	(512)	(497)	(473)	(456)	(1,455)	(1,420)	(1,413)	(1,374)
Operating expenses	(512)	(497)	(473)	(456)	(1,455)	(1,420)	(1,413)	(1,374)

Operating profit	186	187	330	322	708	699	967	940

Realized gains/losses (net)	1	1	—	—	9	9	3	3
Impairments of investments (net)	(4)	(4)	—	—	(9)	(9)	—	—
Acquisition-related expenses4), thereof:
Deferred purchases of interests in PIMCO	(84)	(84)	(97)	(97)	(291)	(291)	(299)	(299)
Other acquisition-related expenses	—	—	—	—	—	—	(3)	(3)
Subtotal	(84)	(84)	(97)	(97)	(291)	(291)	(302)	(302)
Restructuring charges	—	—	—	—	—	—	(2)	(2)
Non-operating items	(87)	(87)	(97)	(97)	(291)	(291)	(301)	(301)

Income before income taxes and minority interests in earnings	99	100	233	225	417	408	666	639

Income taxes	(46)	(44)	(87)	(85)	(163)	(160)	(268)	(264)
Minority interests in earnings	(1)	(1)	(4)	(3)	(4)	(3)	(23)	(19)
Net income	52	55	142	137	250	245	375	356

Cost-income ratio5) in %	73.4	72.7	58.9	58.6	67.3	67.0	59.4	59.4

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Represents operating expenses divided by operating revenues

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Corporate Segment

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Interest and similar income	192	221	707	620
Operating income from financial assets and liabilities carried at fair value through income (net)1)	(38)	(39)	(83)	1
Fee and commission income	41	40	153	129
Other income	—	—	1	14
Income from fully consolidated private equity investments	643	686	1,846	1,627
Operating revenues	838	908	2,624	2,391

Interest expenses, excluding interest expenses from external debt2)	(160)	(131)	(466)	(378)
Investment expenses	48	(18)	(46)	(72)
Acquisition and administrative expenses (net), excluding acquisition-related expenses3)	(110)	(196)	(350)	(512)
Fee and commission expenses	(34)	(36)	(100)	(97)
Expenses from fully consolidated private equity investments	(636)	(682)	(1,787)	(1,598)
Operating expenses	(892)	(1,063)	(2,749)	(2,657)

Operating loss	(54)	(155)	(125)	(266)

Non-operating income from financial assets and liabilities carried at fair value through income (net)1)	145	83	280	84
Realized gains/losses (net)	29	15	178	1,003
Interest expenses from external debt2)	(227)	(271)	(712)	(771)
Impairments of investments (net)	(204)	(10)	(370)	(10)
Acquisition-related expenses3)	6	25	27	(27)
Non-operating restructuring charges	—	(8)	—	(8)
Non-operating items	(251)	(166)	(597)	271

Income (loss) before income taxes and minority interests in earnings	(305)	(321)	(722)	5

Income taxes	150	(126)	420	(71)
Minority interests in earnings	(4)	(8)	(14)	(16)
Net loss	(159)	(455)	(316)	(82)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expenses in the segment income statement.
3)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Supplementary Information to the Consolidated Balance Sheets

6 Financial assets carried at fair value through income

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Financial assets held for trading
Debt securities	1,204	59,715
Equity securities	142	30,596
Derivative financial instruments	1,359	73,230
Subtotal	2,705	163,541
Financial assets designated at fair value through income
Debt securities1)	8,646	15,924
Equity securities	3,782	4,232
Loans to banks and customers	—	1,764
Subtotal	12,428	21,920
Total	15,133	185,461

1)	Debt securities designated at fair value through income include € 0.8 bn (2007: € 0.8 bn) of asset-backed securities of the Life/Health segment as of September 30, 2008.

7 Investments

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Available-for-sale investments	244,420	268,001
Held-to-maturity investments	4,934	4,659
Funds held by others under reinsurance contracts assumed	1,035	1,063
Investments in associates and joint ventures	5,393	5,471
Real estate held for investment	7,368	7,758
Total	263,150	286,952

Available-for-sale investments

	As of September 30, 2008				As of December 31, 2007
	Amortized	Unrealized	Unrealized	Fair Value	Amortized	Unrealized	Unrealized	Fair Value
	Cost € mn	Gains € mn	Losses € mn	€ mn	Cost € mn	Gains € mn	Losses € mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial)1)	7,838	28	(121)	7,745	7,628	30	(112)	7,546
Corporate mortgage-backed securities (residential and commercial)1)	8,030	2	(718)	7,314	6,663	39	(101)	6,601
Other asset-backed securities1)	4,859	3	(231)	4,631	5,384	34	(92)	5,326
Government and government agency bonds	93,813	1,250	(1,782)	93,281	98,285	1,334	(1,479)	98,140
Corporate bonds	95,484	280	(6,714)	89,050	86,095	660	(2,356)	84,399
Other	1,516	41	(67)	1,490	2,933	99	(104)	2,928
Subtotal	211,540	1,604	(9,633)	203,511	206,988	2,196	(4,244)	204,940
Equity securities	31,629	10,238	(958)	40,909	40,794	22,734	(467)	63,061
Total	243,169	11,842	(10,591)	244,420	247,782	24,930	(4,711)	268,001

1)	Includes asset-backed securities of the Property-Casualty segment of € 4.8 bn (2007: € 4.9 bn) and of the Life/Health segment of € 13.8 bn (2007: € 13.0 bn) as of September 30, 2008.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

8 Loans and advances to banks and customers

	As of September 30, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	12,529	—	12,529	10,316	—	10,316
Reverse repurchase agreements	2,542	6	2,548	68,340	56,991	125,331
Collateral paid for securities borrowing transactions	—	—	—	16,664	23,714	40,378
Loans	64,426	35,802	100,228	74,944	125,403	200,347
Other	3,652	103	3,755	14,012	7,148	21,160
Subtotal	83,149	35,911	119,060	184,276	213,256	397,532
Loan loss allowance	—	(119)	(119)	(3)	(827)	(830)
Total	83,149	35,792	118,941	184,273	212,429	396,702

Loans and advances to customers by type of customer

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Corporate customers	9,398	148,848
Private customers	22,857	55,761
Public authorities	3,656	8,647
Total	35,911	213,256

9 Reinsurance assets

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Unearned premiums	1,728	1,342
Reserves for loss and loss adjustment expenses	8,543	8,561
Aggregate policy reserves	4,989	5,319
Other insurance reserves	115	90
Total	15,375	15,312

10 Deferred acquisition costs

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Deferred acquisition costs
Property-Casualty	3,913	3,675
Life/Health	16,026	14,118
Asset Management	154	94
Subtotal	20,093	17,887
Present value of future profits	1,275	1,206
Deferred sales inducements	655	520
Total	22,023	19,613

11 Other assets

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Receivables
Policyholders	4,504	4,616
Agents	3,898	3,956
Reinsurers	3,084	2,676
Other	5,224	4,994
Less allowance for doubtful accounts	(477)	(389)
Subtotal	16,233	15,853
Tax receivables
Income tax	1,838	2,536
Other tax	730	731
Subtotal	2,568	3,267
Accrued dividends, interest and rent	5,740	8,782
Prepaid expenses
Interest and rent	28	29
Other prepaid expenses	260	261
Subtotal	288	290
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	378	344
Property and equipment
Real estate held for own use	3,268	3,708
Equipment	1,174	1,666
Software	1,021	1,165
Subtotal	5,463	6,539
Other assets1)	3,265	2,950
Total	33,935	38,025

1)	As of September 30, 2008, includes prepaid benefit costs for defined benefit plans of € 247 mn.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

12 Non-current assets and assets and liabilities of disposal groups classified as held for sale

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Non-current assets and assets of disposal groups classified as held for sale
Dresdner Bank Group	467,014	—
Selecta AG	1,587	1,543
Real estate held for investment and real estate held for own use in Germany	—	1,950
Other	—	10
Total	468,601	3,503

Liabilities of disposal groups classified as held for sale
Dresdner Bank Group	458,257	—
Selecta AG	1,337	1,292
Other	—	1
Total	459,594	1,293

Dresdner Bank Group

As described in detail in Note 3, with the announcement of the sale of Dresdner Bank Group as of August 31, 2008, Dresdner Bank Group has been classified accordingly with IFRS 5 prospectively as disposal group held for sale in the condensed consolidated balance sheet as of September 30, 2008.

13 Intangible assets

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Goodwill	11,262	12,453
Brand names	28	737
Other	204	223
Total	11,494	13,413

Changes in goodwill for the nine months ended September 30, 2008, were as follows:

2008 € mn
Cost as of January 1,	12,677
Accumulated impairments as of January 1,	(224)
Carrying amount as of January 1,	12,453
Additions	251
Foreign currency translation adjustments	69
Reclassifications into held for sale	(1,511)
Carrying amount as of September 30,	11,262
Accumulated impairments as of September 30,	224
Cost as of September 30,	11,486

Additions include goodwill from

– increasing the interest in Koç Allianz Sigorta AŞ, Istanbul, from 37.1% to 84.2%,

– increasing the interest in Koç Az Hayat ve Emeklilik AŞ, Istanbul, from 38.0% to 89.0%.

The reclassification of goodwill into assets of disposal groups held for sale is related to the goodwill of Dresdner Bank Group.

14 Financial liabilities carried at fair value through income

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Financial liabilities held for trading
Obligations to deliver securities	—	34,795
Derivative financial instruments	5,172	76,819
Other trading liabilities	3	12,469
Subtotal	5,175	124,083
Financial liabilities designated at fair value through income	—	1,970
Total	5,175	126,053

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

15 Liabilities to banks and customers

	As of September 30, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	186	3,427	3,613	11,204	60,443	71,647
Savings deposits	—	1,817	1,817	—	5,304	5,304
Term deposits and certificates of deposit	2,094	2,984	5,078	64,129	72,938	137,067
Repurchase agreements	1,516	652	2,168	50,444	42,145	92,589
Collateral received from securities lending transactions	1,821	—	1,821	16,235	4,729	20,964
Other	3,084	3,121	6,205	5,513	3,410	8,923
Total	8,701	12,001	20,702	147,525	188,969	336,494

16 Reserves for loss and loss adjustment expenses

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Property-Casualty	56,674	56,943
Life/Health	8,203	6,773
Consolidation	(12)	(10)
Total	64,865	63,706

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the nine months ended September 30, 2008 and September 30, 2007, are as follows:

	2008			2007
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
As of January 1,	56,943	(8,266)	48,677	58,664	(9,333)	49,331
Loss and loss adjustment expenses incurred
Current year	22,610	(2,190)	20,420	22,551	(2,393)	20,158
Prior years	(1,349)	418	(931)	(1,162)	268	(894)
Subtotal	21,261	(1,772)	19,489	21,389	(2,125)	19,264
Loss and loss adjustment expenses paid
Current year	(8,989)	495	(8,494)	(9,132)	746	(8,386)
Prior years	(11,259)	1,303	(9,956)	(11,852)	1,566	(10,286)
Subtotal	(20,248)	1,798	(18,450)	(20,984)	2,312	(18,672)
Foreign currency translation adjustments and other changes	86	(1)	85	(1,371)	520	(851)
Changes in the consolidated subsidiaries of the Allianz Group	113	(38)	75	258	(61)	197
Reclassifications1)	(1,481)	90	(1,391)	—	—	—
As of September 30,	56,674	(8,189)	48,485	57,956	(8,687)	49,269

1)	Since the first Quarter of 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

17 Reserves for insurance and investment contracts

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Aggregate policy reserves	274,325	264,243
Reserves for premium refunds	17,723	27,225
Other insurance reserves	627	776
Total	292,675	292,244

18 Other liabilities

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Payables
Policyholders	4,256	4,806
Reinsurance	2,101	1,844
Agents	1,483	1,743
Subtotal	7,840	8,393
Payables for social security	380	196
Tax payables
Income tax	897	2,563
Other	1,444	1,012
Subtotal	2,341	3,575
Accrued interest and rent	1,448	4,226
Unearned income
Interest and rent	9	6
Other	608	351
Subtotal	617	357
Provisions
Pensions and similar obligations	3,803	4,184
Employee related	1,903	2,956
Share-based compensation	1,351	1,761
Restructuring plans	350	541
Loan commitments	7	201
Contingent losses from non-insurance business	176	134
Other provisions	1,214	1,857
Subtotal	8,804	11,634
Deposits retained for reinsurance ceded	2,857	3,227
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	654	2,210
Financial liabilities for puttable equity instruments	2,869	4,162
Other liabilities	8,208	10,051
Total	36,018	48,031

19 Certificated liabilities

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Senior bonds	4,119	4,279
Exchangeable bonds	—	450
Money market securities	3,619	2,929
Subtotal	7,738	7,658
Banking subsidiaries
Senior bonds	1,428	18,111
Money market securities	—	16,298
Subtotal	1,428	34,409
All other subsidiaries
Certificated liabilities	27	3
Subtotal	27	3
Total	9,193	42,070

1)

Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

20 Participation certificates and subordinated liabilities

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Subordinated bonds 2)	8,170	6,853
Participation certificates	85	85
Subtotal	8,255	6,938
Banking subsidiaries
Subordinated bonds	173	2,822
Hybrid equity	—	2,429
Participation certificates	—	1,686
Subtotal	173	6,937
All other subsidiaries
Subordinated liabilities	845	904
Hybrid equity	45	45
Subtotal	890	949
Total	9,318	14,824

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.
2)	In June 2008 Allianz SE issued undated subordinated bond in the aggregate principal amount of USD 2,000 mn at a coupon rate of 8.375 % p. a.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

21 Equity

	As of September 30, 2008 € mn	As of December 31, 2007 € mn
Shareholders’ equity
Issued capital	1,158	1,152
Capital reserve	27,366	27,169
Revenue reserves	10,541	12,790
Treasury shares	(175)	(172)
Foreign currency translation adjustments	(3,655)	(3,656)
Unrealized gains and losses (net) 1)	2,313	10,470
Subtotal	37,548	47,753
Minority interests	3,644	3,628
Total	41,192	51,381

1)	As of September 30, 2008 includes € 137 mn (2007: € 175 mn) related to cash flow hedges.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

Supplementary Information to the Consolidated Income Statements

22 Premiums earned (net)

Three months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Premiums written
Direct	9,466	4,993	—	14,459
Assumed	1,350	75	(11)	1,414
Subtotal	10,816	5,068	(11)	15,873
Ceded	(1,771)	(135)	11	(1,895)
Net	9,045	4,933	—	13,978
Change in unearned premiums
Direct	1,029	(44)	—	985
Assumed	(131)	—	1	(130)
Subtotal	898	(44)	1	855
Ceded	(31)	1	(1)	(31)
Net	867	(43)	—	824
Premiums earned
Direct	10,495	4,949	—	15,444
Assumed	1,219	75	(10)	1,284
Subtotal	11,714	5,024	(10)	16,728
Ceded	(1,802)	(134)	10	(1,926)
Net	9,912	4,890	—	14,802
2007
Premiums written
Direct	9,715	4,513	—	14,228
Assumed	959	80	(5)	1,034
Subtotal	10,674	4,593	(5)	15,262
Ceded	(1,460)	(91)	5	(1,546)
Net	9,214	4,502	—	13,716
Change in unearned premiums
Direct	839	(17)	—	822
Assumed	56	(3)	—	53
Subtotal	895	(20)	—	875
Ceded	(158)	(1)	—	(159)
Net	737	(21)	—	716
Premiums earned
Direct	10,554	4,496	—	15,050
Assumed	1,015	77	(5)	1,087
Subtotal	11,569	4,573	(5)	16,137
Ceded	(1,618)	(92)	5	(1,705)
Net	9,951	4,481	—	14,432

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

22 Premiums earned (net) (continued)

Nine months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Premiums written
Direct	31,591	15,835	—	47,426
Assumed	2,777	252	(22)	3,007
Subtotal	34,368	16,087	(22)	50,433
Ceded	(4,171)	(387)	22	(4,536)
Net	30,197	15,700	—	45,897
Change in unearned premiums
Direct	(1,596)	(105)	—	(1,701)
Assumed	(417)	(6)	1	(422)
Subtotal	(2,013)	(111)	1	(2,123)
Ceded	349	1	(1)	349
Net	(1,664)	(110)	—	(1,774)
Premiums earned
Direct	29,995	15,730	—	45,725
Assumed	2,360	246	(21)	2,585
Subtotal	32,355	15,976	(21)	48,310
Ceded	(3,822)	(386)	21	(4,187)
Net	28,533	15,590	—	44,123
2007
Premiums written
Direct	32,526	14,618	—	47,144
Assumed	2,241	226	(13)	2,454
Subtotal	34,767	14,844	(13)	49,598
Ceded	(4,291)	(444)	13	(4,722)
Net	30,476	14,400	—	44,876
Change in unearned premiums
Direct	(1,723)	(55)	—	(1,778)
Assumed	(38)	4	1	(33)
Subtotal	(1,761)	(51)	1	(1,811)
Ceded	250	—	(1)	249
Net	(1,511)	(51)	—	(1,562)
Premiums earned
Direct	30,803	14,563	—	45,366
Assumed	2,203	230	(12)	2,421
Subtotal	33,006	14,793	(12)	47,787
Ceded	(4,041)	(444)	12	(4,473)
Net	28,965	14,349	—	43,314
23 Interest and similar income

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Interest from held-to-maturity investments	61	56	179	167
Dividends from available-for-sale investments	217	358	1,694	1,975
Interest from available-for-sale investments	2,589	2,277	7,409	6,783
Share of earnings from investments in associates and joint ventures	(25)	38	10	167
Rent from real estate held for investment	168	186	518	567
Interest from loans to banks and customers	1,452	1,426	4,455	4,183
Other interest	57	45	137	175
Total	4,519	4,386	14,402	14,017

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

24 Income from financial assets and liabilities carried at fair value through income (net)

Three months ended September 30,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Management € mn	Corporate € mn	Consolidation € mn	Group € mn
2008
Income (expenses) from financial assets and liabilities held for trading	(77)	366	1	(25)	117	(68)	314
Expenses from financial assets designated at fair value through income	(29)	(480)	—	(80)	(10)	—	(599)
Income from financial liabilities for puttable equity instruments (net)	8	156	—	57	—	—	221
Total	(98)	42	1	(48)	107	(68)	(64)
2007
Income (expenses) from financial assets and liabilities held for trading	19	141	(6)	(1)	43	(4)	192
Income from financial assets designated at fair value through income	34	16	—	3	1	—	54
Income from financial liabilities designated at fair value through income	1	1	—	—	—	—	2
Income (expenses) from financial liabilities for puttable equity instruments (net)	(3)	76	—	6	—	—	79
Total	51	234	(6)	8	44	(4)	327

Nine months ended September 30,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Management € mn	Corporate € mn	Consolidation € mn	Group € mn
2008
Income (expenses) from financial assets and liabilities held for trading	(49)	762	(10)	(9)	209	(237)	666
Expenses from financial assets designated at fair value through income	(36)	(1,294)	—	(147)	(12)	—	(1,489)
Income from financial liabilities for puttable equity instruments (net)	18	461	—	107	—	—	586
Total	(67)	(71)	(10)	(49)	197	(237)	(237)
2007
Income (expenses) from financial assets and liabilities held for trading	(66)	(1,048)	6	2	79	27	(1,000)
Income from financial assets designated at fair value through income	105	336	—	72	6	(8)	511
Income from financial liabilities designated at fair value through income	3	10	—	—	—	—	13
Expenses from financial liabilities for puttable equity instruments (net)	(5)	(43)	—	(43)	—	—	(91)
Total	37	(745)	6	31	85	19	(567)

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2008 includes in the Life/Health segment income of € 805 mn (2007: expenses of € 1,069 mn) from derivative financial instruments. In 2008 thereof income of € 803 mn (2007: expenses of € 1,065 mn) is related to derivative financial instruments for which hedge accounting is not applied. This includes income of € 973 mn (2007: expenses of € 844 mn) from forward sales of equity investments and the purchase of forward contracts for fixed income of German entities. Also included are expenses from derivative financial instruments in the USA mainly related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of € 285 mn (2007: € 185 mn) and income from other derivative financial instruments of € 115 mn (2007: expenses of € 36 mn).

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Corporate Segment

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2008, includes in the Corporate segment expenses of € 16 mn (2007: income of € 88 mn) from derivative financial instruments. In 2008 thereof expenses of € 22 mn (2007: income of € 88 mn) is related to financial derivative instruments for which hedge accounting is not applied. This includes income from derivative financial instruments embedded in exchangeable bonds of € 133 mn

(2007: expenses of € 200 mn), expenses from derivative financial instruments which partially hedge the exchangeable bonds, however, which do not qualify for hedge accounting, of € 7 mn (2007: income of € 164 mn), and expenses from other derivative financial instruments of € 149 mn (2007: income of € 124 mn).

25 Realized gains/losses (net)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Realized gains
Available-for-sale investments
Equity securities	809	1,183	4,195	5,045
Debt securities	127	73	390	314
Subtotal	936	1,256	4,585	5,359
Investments in associates and joint ventures1)	159	112	161	157
Real estate held for investment	14	110	189	327
Loans to banks and customers	9	16	42	33
Subtotal	1,118	1,494	4,977	5,876
Realized losses
Available-for-sale investments
Equity securities	(265)	(118)	(1,234)	(256)
Debt securities	(229)	(307)	(550)	(832)
Subtotal	(494)	(425)	(1,784)	(1,088)
Investments in associates and joint ventures2)	(1)	(48)	(1)	(49)
Real estate held for investment	(15)	(3)	(109)	(43)
Loans to banks and customers	(12)	(8)	(26)	(37)
Subtotal	(522)	(484)	(1,920)	(1,217)
Total	596	1,010	3,057	4,659

1)	During the three and nine months ended September 30, 2008, includes realized gains from the disposal of subsidiaries and businesses of € 143 mn (2007: € 106 mn) and € 143 mn (2007: € 114 mn) respectively.
2)	During the three and nine months ended September 30, 2008, includes realized losses from the disposal of subsidiaries of € 1 mn (2007: € 46 mn) and € 1 mn (2007: € 46 mn) respectively.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

26 Fee and commission income

Three months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	217	(1)	216	174	—	174
Service agreements	70	6	76	116	(8)	108
Investment advisory	5	—	5	—	—	—
Subtotal	292	5	297	290	(8)	282
Life/Health
Service agreements	(11)	(10)	(21)	43	(3)	40
Investment advisory	97	(8)	89	125	(5)	120
Other	4	(4)	—	3	(3)	—
Subtotal	90	(22)	68	171	(11)	160
Banking
Securities business	20	(1)	19	27	(1)	26
Investment advisory	33	(23)	10	65	(32)	33
Payment transactions	13	(2)	11	12	—	12
Underwriting business	—	—	—	1	—	1
Other	25	(1)	24	12	—	12
Subtotal	91	(27)	64	117	(33)	84
Asset Management
Management fees	839	(24)	815	928	(32)	896
Loading and exit fees	64	—	64	78	—	78
Performance fees	19	—	19	33	—	33
Other	94	(1)	93	32	(2)	30
Subtotal	1,016	(25)	991	1,071	(34)	1,037
Corporate
Service agreements	40	(25)	15	40	(23)	17
Other	1	(1)	—	—	—	—
Subtotal	41	(26)	15	40	(23)	17
Total	1,530	(95)	1,435	1,689	(109)	1,580

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

26 Fee and commission income (continued)

Nine months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	572	(2)	570	530	(1)	529
Service agreements	275	(13)	262	312	(19)	293
Investment advisory	5	—	5	—	—	—
Subtotal	852	(15)	837	842	(20)	822
Life/Health
Service agreements	63	(24)	39	134	(10)	124
Investment advisory	357	(27)	330	361	(12)	349
Other	9	(9)	—	11	(11)	—
Subtotal	429	(60)	369	506	(33)	473
Banking
Securities business	81	(2)	79	108	(1)	107
Investment advisory	118	(76)	42	206	(109)	97
Payment transactions	39	(2)	37	35	—	35
Underwriting business	—	—	—	2	—	2
Other	101	(10)	91	44	(3)	41
Subtotal	339	(90)	249	395	(113)	282
Asset Management
Management fees	2,520	(84)	2,436	2,670	(92)	2,578
Loading and exit fees	194	—	194	240	—	240
Performance fees	62	—	62	70	—	70
Other	278	(2)	276	244	(6)	238
Subtotal	3,054	(86)	2,968	3,224	(98)	3,126
Corporate
Service agreements	151	(79)	72	129	(75)	54
Other	2	(2)	—	—	—	—
Subtotal	153	(81)	72	129	(75)	54
Total	4,827	(332)	4,495	5,096	(339)	4,757

27 Other income

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Income from real estate held for own use
Realized gains from disposals of real estate held for own use	21	9	373	103
Other income from real estate held for own use	(5)	—	1	1
Subtotal	16	9	374	104
Income from non-current assets and disposal groups held for sale	—	—	—	3
Other	7	—	15	1
Total	23	9	389	108

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

28 Income and expenses from fully consolidated private equity investments

Three months ended September 30,	manroland AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Income
Sales and service revenues	454	185	5	644
Other operating revenues	2	—	—	2
Interest income	2	—	1	3
Subtotal	458	185	6	649
Expenses
Cost of goods sold	(368)	(114)	(6)	(488)
Commissions	(36)	—	—	(36)
General and administrative expenses	(23)	(46)	—	(69)
Other operating expenses	(25)	—	—	(25)
Interest expenses	(5)	(18)	(1)	(24)
Subtotal	(457)	(178)	(7)	(642)
Total	1	7	(1)	7
2007
Income
Sales and service revenues	486	191	7	684
Other operating revenues	—	—	—	—
Interest income	2	—	—	2
Subtotal	488	191	7	686
Expenses
Cost of goods sold	(385)	(64)	(1)	(450)
Commissions	(42)	—	—	(42)
General and administrative expenses	(18)	(122)	—	(140)
Other operating expenses	(35)	—	—	(35)
Interest expenses	(6)	(9)	—	(15)
Subtotal	(486)	(195)	(1)	(682)
Total	2	(4)	6	4

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

28 Income and expenses from fully consolidated private equity investments (continued)

Nine months ended September 30,	manroland AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Income
Sales and service revenues	1,254	553	27	1,834
Other operating revenues	10	—	1	11
Interest income	9	—	1	10
Subtotal	1,273	553	29	1,855
Expenses
Cost of goods sold	(987)	(340)	(20)	(1,347)
Commissions	(117)	—	—	(117)
General and administrative expenses	(64)	(126)	(1)	(191)
Other operating expenses	(69)	—	—	(69)
Interest expense	(14)	(54)	(4)	(72)
Subtotal	(1,251)	(520)	(25)	(1,796)
Total	22	33	4	59
2007
Income
Sales and service revenues	1,395	191	11	1,597
Other operating revenues	23	—	—	23
Interest income	7	—	—	7
Subtotal	1,425	191	11	1,627
Expenses
Cost of goods sold	(1,095)	(64)	(2)	(1,161)
Commissions	(121)	—	—	(121)
General and administrative expenses	(60)	(122)	—	(182)
Other operating expenses	(105)	—	—	(105)
Interest expense	(20)	(9)	—	(29)
Subtotal	(1,401)	(195)	(2)	(1,598)
Total	24	(4)	9	29

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

29 Claims and insurance benefits incurred (net)

Three months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Claims and insurance benefits paid	(6,732)	(4,489)	6	(11,215)
Change in loss and loss adjustment expenses	(993)	2	2	(989)
Subtotal	(7,725)	(4,487)	8	(12,204)
Ceded
Claims and insurance benefits paid	508	132	(6)	634
Change in loss and loss adjustment expenses	276	(9)	(2)	265
Subtotal	784	123	(8)	899
Net
Claims and insurance benefits paid	(6,224)	(4,357)	—	(10,581)
Change in loss and loss adjustment expenses	(717)	(7)	—	(724)
Total	(6,941)	(4,364)	—	(11,305)
2007
Gross
Claims and insurance benefits paid	(6,514)	(4,007)	(7)	(10,528)
Change in loss and loss adjustment expenses	(608)	(3)	1	(610)
Subtotal	(7,122)	(4,010)	(6)	(11,138)
Ceded
Claims and insurance benefits paid	711	127	7	845
Change in loss and loss adjustment expenses	(204)	(18)	(1)	(223)
Subtotal	507	109	6	622
Net
Claims and insurance benefits paid	(5,803)	(3,880)	—	(9,683)
Change in loss and loss adjustment expenses	(812)	(21)	—	(833)
Total	(6,615)	(3,901)	—	(10,516)

Nine months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Claims and insurance benefits paid	(20,248)	(14,197)	10	(34,435)
Change in loss and loss adjustment expenses	(1,013)	(57)	2	(1,068)
Subtotal	(21,261)	(14,254)	12	(35,503)
Ceded
Claims and insurance benefits paid	1,798	362	(10)	2,150
Change in loss and loss adjustment expenses	(26)	(25)	(2)	(53)
Subtotal	1,772	337	(12)	2,097
Net
Claims and insurance benefits paid	(18,450)	(13,835)	—	(32,285)
Change in loss and loss adjustment expenses	(1,039)	(82)	—	(1,121)
Total	(19,489)	(13,917)	—	(33,406)
2007
Gross
Claims and insurance benefits paid	(20,984)	(13,189)	6	(34,167)
Change in loss and loss adjustment expenses	(405)	(35)	1	(439)
Subtotal	(21,389)	(13,224)	7	(34,606)
Ceded
Claims and insurance benefits paid	2,312	509	(6)	2,815
Change in loss and loss adjustment expenses	(187)	(46)	(1)	(234)
Subtotal	2,125	463	(7)	2,581
Net
Claims and insurance benefits paid	(18,672)	(12,680)	—	(31,352)
Change in loss and loss adjustment expenses	(592)	(81)	—	(673)
Total	(19,264)	(12,761)	—	(32,025)

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

30 Change in reserves for insurance and investment contracts (net)

Three months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Aggregate policy reserves	(66)	(1,278)	(1)	(1,345)
Other insurance reserves	(1)	(35)	—	(36)
Expenses for premium refunds	92	(190)	(8)	(106)
Subtotal	25	(1,503)	(9)	(1,487)
Ceded
Aggregate policy reserves	2	25	1	28
Other insurance reserves	2	13	—	15
Expenses for premium refunds	3	2	—	5
Subtotal	7	40	1	48
Net
Aggregate policy reserves	(64)	(1,253)	—	(1,317)
Other insurance reserves	1	(22)	—	(21)
Expenses for premium refunds	95	(188)	(8)	(101)
Total	32	(1,463)	(8)	(1,439)
2007
Gross
Aggregate policy reserves	(76)	(850)	—	(926)
Other insurance reserves	2	(39)	—	(37)
Expenses for premium refunds	(52)	(1,242)	—	(1,294)
Subtotal	(126)	(2,131)	—	(2,257)
Ceded
Aggregate policy reserves	9	(22)	—	(13)
Other insurance reserves	3	9	—	12
Expenses for premium refunds	—	4	—	4
Subtotal	12	(9)	—	3
Net
Aggregate policy reserves	(67)	(872)	—	(939)
Other insurance reserves	5	(30)	—	(25)
Expenses for premium refunds	(52)	(1,238)	—	(1,290)
Total	(114)	(2,140)	—	(2,254)

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

30 Change in reserves for insurance and investment contracts (net) (continued)

Nine months ended September 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Aggregate policy reserves	(198)	(3,445)	(1)	(3,644)
Other insurance reserves	1	(76)	—	(75)
Expenses for premium refunds	121	(1,194)	(29)	(1,102)
Subtotal	(76)	(4,715)	(30)	(4,821)
Ceded
Aggregate policy reserves	(12)	34	2	24
Other insurance reserves	9	16	—	25
Expenses for premium refunds	12	10	—	22
Subtotal	9	60	2	71
Net
Aggregate policy reserves	(210)	(3,411)	1	(3,620)
Other insurance reserves	10	(60)	—	(50)
Expenses for premium refunds	133	(1,184)	(29)	(1,080)
Total	(67)	(4,655)	(28)	(4,750)
2007
Gross
Aggregate policy reserves	(231)	(2,691)	—	(2,922)
Other insurance reserves	—	(162)	—	(162)
Expenses for premium refunds	(88)	(4,194)	(55)	(4,337)
Subtotal	(319)	(7,047)	(55)	(7,421)
Ceded
Aggregate policy reserves	17	54	—	71
Other insurance reserves	5	4	—	9
Expenses for premium refunds	5	14	—	19
Subtotal	27	72	—	99
Net
Aggregate policy reserves	(214)	(2,637)	—	(2,851)
Other insurance reserves	5	(158)	—	(153)
Expenses for premium refunds	(83)	(4,180)	(55)	(4,318)
Total	(292)	(6,975)	(55)	(7,322)

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

31 Interest expenses

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Liabilities to banks and customers	(168)	(247)	(583)	(651)
Deposits retained on reinsurance ceded	(13)	(17)	(49)	(71)
Certificated liabilities	(91)	(117)	(309)	(354)
Participating certificates and subordinated liabilities	(135)	(102)	(357)	(318)
Other	(40)	(41)	(108)	(119)
Total	(447)	(524)	(1,406)	(1,513)

32 Loan loss provisions

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Additions to allowances including direct impairments	(24)	(5)	(72)	(53)
Amounts released	8	14	27	24
Recoveries on loans previously impaired	12	8	35	25
Total	(4)	(17)	(10)	(4)

33 Impairments of investments (net)

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Impairments
Available-for-sale investments
Equity securities	(2,100)	(370)	(4,996)	(546)
Debt securities	(406)	(4)	(472)	(5)
Subtotal	(2,506)	(374)	(5,468)	(551)
Investments in associates and joint ventures	—	—	(1)	—
Real estate held for investment	(89)	(2)	(109)	10
Investments held for sale	(41)	—	(41)	—
Subtotal	(2,636)	(376)	(5,619)	(541)
Reversals of impairments
Available-for-sale investments
Debt securities	—	—	—	13
Real estate held for investment	34	1	54	5
Subtotal	34	1	54	18
Total	(2,602)	(375)	(5,565)	(523)

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

34 Investment expenses

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Investment management expenses	(80)	(85)	(278)	(307)
Depreciation from real estate held for investment	(30)	(43)	(116)	(139)
Other expenses from real estate held for investment	(36)	(57)	(109)	(179)
Foreign currency gains and losses (net)
Foreign currency gains	177	127	661	410
Foreign currency losses	294	(217)	(428)	(506)
Subtotal	471	(90)	233	(96)
Total	325	(275)	(270)	(721)

35 Acquisition and administrative expenses (net)

Three months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(1,871)	—	(1,871)	(1,750)	—	(1,750)
Commissions and profit received on reinsurance business ceded	125	(2)	123	133	—	133
Deferrals of acquisition costs	911	—	911	826	—	826
Amortization of deferred acquisition costs	(1,016)	—	(1,016)	(987)	—	(987)
Subtotal	(1,851)	(2)	(1,853)	(1,778)	—	(1,778)
Administrative expenses	(746)	(7)	(753)	(967)	12	(955)
Subtotal	(2,597)	(9)	(2,606)	(2,745)	12	(2,733)
Life/Health
Acquisition costs
Incurred	(851)	2	(849)	(869)	(1)	(870)
Commissions and profit received on reinsurance business ceded	20	—	20	28	—	28
Deferrals of acquisition costs	487	—	487	548	—	548
Amortization of deferred acquisition costs	(189)	—	(189)	(455)	—	(455)
Subtotal	(533)	2	(531)	(748)	(1)	(749)
Administrative expenses	(396)	(4)	(400)	(365)	(18)	(383)
Subtotal	(929)	(2)	(931)	(1,113)	(19)	(1,132)
Banking
Personnel expenses	(65)	—	(65)	(63)	—	(63)
Non-personnel expenses	(68)	13	(55)	(89)	5	(84)
Subtotal	(133)	13	(120)	(152)	5	(147)
Asset Management
Personnel expenses	(388)	—	(388)	(393)	—	(393)
Non-personnel expenses	(208)	2	(206)	(177)	4	(173)
Subtotal	(596)	2	(594)	(570)	4	(566)
Corporate
Administrative expenses	(104)	1	(103)	(171)	9	(162)
Subtotal	(104)	1	(103)	(171)	9	(162)
Total	(4,359)	5	(4,354)	(4,752)	12	(4,740)

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

35 Acquisition and administrative expenses (net) (continued)

Nine months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(5,858)	—	(5,858)	(5,713)	—	(5,713)
Commissions and profit received on reinsurance business ceded	473	(3)	470	495	(1)	494
Deferrals of acquisition costs	3,367	—	3,367	3,303	—	3,303
Amortization of deferred acquisition costs	(3,183)	—	(3,183)	(3,204)	—	(3,204)
Subtotal	(5,201)	(3)	(5,204)	(5,119)	(1)	(5,120)
Administrative expenses	(2,376)	5	(2,371)	(3,006)	56	(2,950)
Subtotal	(7,577)	2	(7,575)	(8,125)	55	(8,070)
Life/Health
Acquisition costs
Incurred	(2,726)	3	(2,723)	(2,714)	—	(2,714)
Commissions and profit received on reinsurance business ceded	62	—	62	116	—	116
Deferrals of acquisition costs	1,679	—	1,679	1,809	—	1,809
Amortization of deferred acquisition costs	(1,128)	—	(1,128)	(1,092)	—	(1,092)
Subtotal	(2,113)	3	(2,110)	(1,881)	—	(1,881)
Administrative expenses	(1,209)	(3)	(1,212)	(1,221)	(53)	(1,274)
Subtotal	(3,322)	—	(3,322)	(3,102)	(53)	(3,155)
Banking
Personnel expenses	(193)	2	(191)	(187)	—	(187)
Non-personnel expenses	(216)	13	(203)	(245)	15	(230)
Subtotal	(409)	15	(394)	(432)	15	(417)
Asset Management
Personnel expenses	(1,183)	—	(1,183)	(1,201)	—	(1,201)
Non-personnel expenses	(563)	6	(557)	(514)	17	(497)
Subtotal	(1,746)	6	(1,740)	(1,715)	17	(1,698)
Corporate
Administrative expenses	(323)	13	(310)	(539)	(7)	(546)
Subtotal	(323)	13	(310)	(539)	(7)	(546)
Total	(13,377)	36	(13,341)	(13,914)	28	(13,886)

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Third Quarter and First Nine Months of 2008

36 Fee and commission expenses

Three months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(173)	2	(171)	(117)	—	(117)
Service agreements	(88)	5	(83)	(76)	6	(70)
Subtotal	(261)	7	(254)	(193)	6	(187)
Life/Health
Service agreements	12	5	17	(8)	2	(6)
Investment advisory	(55)	7	(48)	(41)	2	(39)
Subtotal	(43)	12	(31)	(49)	4	(45)
Banking
Securities business	(2)	—	(2)	(2)	—	(2)
Investment advisory	(28)	(1)	(29)	(41)	—	(41)
Payment transactions	(2)	—	(2)	(2)	—	(2)
Other	(11)	—	(11)	(10)	2	(8)
Subtotal	(43)	(1)	(44)	(55)	2	(53)
Asset Management
Commissions	(201)	77	(124)	(230)	108	(122)
Other	(90)	1	(89)	(74)	1	(73)
Subtotal	(291)	78	(213)	(304)	109	(195)
Corporate
Service agreements	(34)	1	(33)	(36)	17	(19)
Subtotal	(34)	1	(33)	(36)	17	(19)
Total	(672)	97	(575)	(636)	137	(499)

Allianz Group Interim Report Third Quarter and First Nine Months of 2008    Notes to the Condensed Consolidated Interim Financial Statements

36	Fee and commission expenses (continued)

Nine months ended September 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(466)	2	(464)	(351)	1	(350)
Service agreements	(291)	8	(283)	(229)	14	(215)
Subtotal	(757)	10	(747)	(580)	15	(565)
Life/Health
Service agreements	(31)	23	(8)	(36)	10	(26)
Investment advisory	(142)	15	(127)	(118)	5	(113)
Subtotal	(173)	38	(135)	(154)	15	(139)
Banking
Securities business	(6)	—	(6)	(7)	—	(7)
Investment advisory	(103)	(1)	(104)	(133)	2	(131)
Payment transactions	(5)	—	(5)	(5)	—	(5)
Other	(39)	2	(37)	(36)	4	(32)
Subtotal	(153)	1	(152)	(181)	6	(175)
Asset Management
Commissions	(627)	244	(383)	(706)	330	(376)
Other	(275)	10	(265)	(240)	3	(237)
Subtotal	(902)	254	(648)	(946)	333	(613)
Corporate
Service agreements	(100)	4	(96)	(97)	22	(75)
Subtotal	(100)	4	(96)	(97)	22	(75)
Total	(2,085)	307	(1,778)	(1,957)	390	(1,567)

37 Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Current income tax expense	(298)	(670)	(1,039)	(1,842)
Deferred income tax expense	50	219	(290)	(223)
Total	(248)	(451)	(1,329)	(2,065)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

38 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Net income (loss) used to calculate basic earnings per share	(2,023)	1,921	667	7,301
from continuing operations	545	2,049	4,150	6,064
from discontinued operations	(2,568)	(128)	(3,483)	1,237
Weighted average number of common shares outstanding	450,661,762	447,167,792	450,046,042	436,688,326
Basic earnings per share	€(4.49)	€4.30	€1.48	€16.72
from continuing operations	€1.21	€4.59	€9.22	€13.89
from discontinued operations	€(5.70)	€(0.29)	€(7.74)	€2.83

Diluted earnings per share

Diluted earnings per are calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period, both adjusted for the effects of potential dilutive common shares. Potential dilutive common shares arise from the assumed conversion of participation certificates issued by Allianz SE, warrants issued by Allianz SE and share-based compensation plans into Allianz shares, as well as from the conversion of derivatives on own shares.

	Three months ended September 30,		Nine months ended September 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Net income (loss)	(2,023)	1,921	667	7,301
Effect of potential dilutive common shares	(4)	3	(24)	2
Net income (loss) used to calculate diluted earnings per share	(2,027)	1,924	643	7,303
from continuing operations	541	2,052	4,126	6,066
from discontinued operations	(2,568)	(128)	(3,483)	1,237
Weighted average number of common shares outstanding	450,661,762	447,167,792	450,046,042	436,688,326
Potentially dilutive common shares resulting from assumed conversion of:
Participation certificates	—	1,469,443	1,469,443	1,469,443
Warrants	—	995,246	81,673	997,193
Share-based compensation plans	1,095,770	1,429,617	1,785,599	143,753
Derivatives on own shares	668,443	4,363,456	1,435,011	5,757,942
Subtotal	1,764,213	8,257,762	4,771,726	8,368,331
Weighted average number of common shares outstanding after assumed conversion	452,425,975	455,425,554	454,817,768	445,056,657
Diluted earnings per share	€(4.48)	€4.23	€1.41	€16.41
from continuing operations	€1.20	€4.51	€9.07	€13.63
from discontinued operations	€(5.68)	€(0.28)	€(7.66)	€2.78

For the nine months ended September 30, 2008, the weighted average number of common shares excludes 1,934,615 (2007: 1,182,313) treasury shares.

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Notes to the Condensed Consolidated Interim Financial Statements

39 Supplemental information on the condensed consolidated statements of cash flows

Nine months ended September 30,	2008 € mn	2007 € mn
Income taxes paid	(2,383)	(1,788)
Dividends received	1,671	2,165
Interest received	17,175	16,826
Interest paid	(4,718)	(4,985)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(450)	(812)
Certificated liabilities	(450)	(812)
Novation of quota share reinsurance agreement:
Reinsurance assets	(29)	(1,226)
Deferred acquisition costs	1	71
Payables from reinsurance contracts	(28)	(1,155)
Effects from buy-out of AGF minorities:
Revenue reserves	—	(1,843)
Unrealized gains and losses (net)	—	146
Minority interests	—	(1,068)
Paid-in capital	—	2,765
Effects from first consolidation of K2:
Financial assets held for trading	107	—
Financial assets designated at fair value through income	8,665	—
Loans and advances to banks and customers	1,714	—
Other assets	51	—
Financial liabilities held for trading	497	—
Financial liabilities designated at fair value through income	8,889	—
Liabilities to banks and customers	1,076	—
Other liabilities	75	—

On July 21, 2008, the Allianz Group increased its investment in the non-life insurer Koç Allianz Sigorta AŞ and the life-insurance and pension company Koç Allianz Hayat ve Emeklilik AŞ from 37.1% to 84.2% and from 38.0% to 89.0%, respectively. The purchase price was € 373 mn. The impact of the acquisition, net of cash acquired, on the condensed consolidated statement of cash flows for the nine months ended September 30, 2008 was:

As of September 30, 2008 € mn
Intangible assets	(247)
Other assets	(914)
Other liabilities	870
Minority interests	38
Less: previous investment in Koç	101
Acquisition of subsidiary, net of cash acquired	(152)

40 Other information

Number of employees

	As of September 30, 2008	As of December 31, 2007
Germany	71,822	72,063
Other countries	110,349	109,144
Total	182,171	181,207

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Third Quarter and First Nine Months of 2008

41 Subsequent events

Capital investment in The Hartford

On October 6, 2008, the Allianz SE announced a binding agreement providing for a capital investment of U.S. $ 2.5 bn in The Hartford.

Allianz SE has purchased, for a consideration of U.S. $ 2.5 bn, 24 mn of preferred shares convertible to common stock after receipt of applicable approvals, warrants for 69 mn of Hartford shares and junior subordinated debentures with a nominal value of U.S. $ 1.75 bn and a 10% interest coupon.

Munich, November 7, 2008

Allianz SE

The Board of Management

Allianz Group Interim Report Third Quarter and First Nine Months of 2008     Review report

Review report

To Allianz SE, Munich

We have reviewed the condensed interim consolidated financial statements of the Allianz SE, Munich - comprising balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes - together with the interim group management report of the Allianz SE, Munich for the period from January 1 to September 30, 2008 that are part of the quarterly financial report according to § 37 x WpHG [“Wertpapierhandelsgesetz”: “German Securities Trading Act”]. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, November 10, 2008

KPMG AG

Wirtschaftsprüfungsgesellschaft

Johannes Pastor	Dirk Hildebrand
Independent Auditor	Independent Auditor

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax +49 89 38 00 3425

info@allianz.com

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting